UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Orange

French Public Limited Company (Société Anonyme) with a share capital of 10,595,541,532 euros
Registered office: 78, rue Olivier de Serres, Paris (15th)
Paris Trade Register 380 129 866

First half 2014

Financial report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L.451-1-2 of the French Monetary and Financial Code.

The report was filed with the Autorité des Marchés Financiers on July 31, 2014.
and posted on Orange’s website.

contents

1.

Condensed interim consolidated Financial Statements

4

Consolidated income statement

5

Consolidated statement of comprehensive income

5

Consolidated statement of financial position

6

Consolidated statements of changes in shareholders' equity

7

Consolidated statement of cash flows

8

Segment information

10

Notes to the consolidated financial statements

18

2.

Interim management report for the first half of 2014

30

2.1

Overview

31

2.2

Analysis of the Group’s income statement and capital expenditures

35

2.3

Analysis by operating segment

40

2.4

Cash and financial debt

53

2.5

Additional information

54

3.

Statement by the person responsible

62

4.

Statutory auditors' report on the first half-year financial information for 2014

63

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1.   Condensed interim consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

5

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

7

CONSOLIDATED STATEMENT OF CASH FLOWS

8

SEGMENT INFORMATION

10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 4

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Condensed interim consolidated financial statements 1

CONSOLIDATED INCOME STATEMENT

(in millions of euros, except for per share data)	Note	June 30, 2014	June 30, 2013
Revenues	3	19,592	20,603
External purchases	4	(8,329)	(8,936)
Other operating income		348	379
Other operating expenses		(519)	(208)
Labour expenses	5	(4,567)	(4,650)
Operating taxes and levies		(922)	(844)
Gains (losses) on disposal	2	375	94
Restructuring costs and similar items		(61)	(21)
Depreciation and amortization		(2,988)	(2,962)
Impairment of goodwill	6	(229)	(385)
Impairment of fixed assets		(42)	(3)
Share of profits (losses) of associates and joint ventures		(18)	(74)
Operating income		2,640	2,993
Cost of gross financial debt		(848)	(869)
Gains (losses) on assets contributing to net financial debt		36	29
Foreign exchange gains (losses)		(9)	5
Other net financial expenses		(40)	(34)
Finance costs, net	8.1	(861)	(869)
Income tax	7	(888)	(915)
Consolidated net income after tax		891	1,209
• Net income attributable to owners of the parent		744	1,068
• Non-controlling interests		147	141
Earnings per share (in euros) attributable to owners of the parent
• Basic		0.28	0.41
• Diluted		0.28	0.40

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	June 30, 2014	June 30, 2013
Consolidated net income after tax		891	1,209
Actuarial gains and losses on post-employment benefits		(75)	7
Income tax relating to items that will not be reclassified		20	-
Items that will not be reclassified to profit or loss (a)		(55)	7
Assets available for sale		20	(7)
Cash flow hedges		(390)	(198)
Net investment hedges		(48)	94
Exchange differences on translating foreign operations	9.5	378	(580)
Income tax relating to items that may be reclassified		151	35
Share of other comprehensive income in associates and joint ventures that may be reclassified		5	3
Items that may be reclassified subsequently to profit or loss (b)		116	(653)
Other comprehensive income for the half-year (a) + (b)		61	(646)
Total consolidated comprehensive income		952	563
• Total comprehensive income attributable to owners of the parent		796	456
• Non-controlling interests		156	107

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 5

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	June 30, 2014	December 31, 2013
ASSETS
Goodwill	6	24,768	24,988
Other Intangible assets		11,834	11,744
Property, plant and equipment		22,879	23,157
Interests in associates and joint ventures		6,481	6,525
Assets available for sale		132	103
Non-current trade receivables		133	-
Non-current loans and receivables		1,981	1,837
Non-current financial assets at fair value through profit or loss		96	95
Non-current hedging derivatives assets		35	36
Other non-current assets		15	15
Deferred tax assets		3,128	3,251
Total non-current assets		71,482	71,751
Inventories		662	637
Trade receivables		4,395	4,360
Current loans and other receivables		43	38
Current financial assets at fair value through profit or loss, excluding cash equivalents		450	213
Current hedging derivatives assets		92	101
Other current assets		680	769
Operating taxes and levies receivables		863	924
Current tax assets		62	110
Prepaid expenses		875	377
Cash equivalents		4,394	4,330
Cash		1,551	1,586
Total current assets		14,067	13,445
Assets held for sale (1)		-	637
TOTAL ASSETS		85,549	85,833

EQUITY AND LIABILITIES
Share capital		10,596	10,596
Additional paid-in capital		16,790	16,790
Retained earnings (2)		(722)	(3,037)
Equity attributable to the owners of the parent		26,664	24,349
Non controlling interest		1,909	1,985
Total equity	9	28,573	26,334
Non-current trade payables		533	349
Non-current financial liabilities at amortized cost, excluding trade payables		30,661	30,295
Non-current financial liabilities at fair value through profit or loss		341	369
Non-current hedging derivatives liabilities		1,192	1,133
Non-current employee benefits		2,976	2,924
Non-current provisions for dismantling		694	687
Non-current restructuring provisions		142	155
Other non-current liabilities		454	477
Deferred tax liabilities		944	954
Total non-current liabilities		37,937	37,343
Current trade payables		7,141	7,540
Current financial liabilities at amortized cost, excluding trade payables		4,121	7,100
Current financial liabilities at fair value through profit or loss		131	165
Current hedging derivatives liabilities		109	3
Current employee benefits		1,829	2,009
Current provisions for dismantling		13	23
Current restructuring provisions		131	157
Other current liabilities		1,478	1,288
Operating taxes and levies payables		1,582	1,200
Current tax payables		594	592
Deferred income		1,910	1,974
Total current liabilities		19,039	22,051
Liabilities related to assets held for sale (1)		-	105
TOTAL EQUITY AND LIABILITIES		85,549	85,833
(1) Orange Dominicana in 2013. (2) Of which subordinated notes (see Note 9.7)

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 6

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2013		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,068	(612)	456	141	(34)	107	563
Share-based compensation		-	-	-	2	-	2	2	-	2	4
Purchase of treasury shares		-	-	-	35	-	35	-	-	-	35
Dividends		-	-	-	(526)	-	(526)	(345)	-	(345)	(871)
Changes in ownership interest with no gain/loss of control		-	-	-	-	-	-	2	-	2	2
Other movements		-	-	-	62	-	62	24	-	24	85
Balance at June 30, 2013		2,648,885,383	10,596	16,790	(3,230)	179	24,335	1,659	209	1,867	26,202
Consolidated comprehensive income		-	-	-	805	(6)	799	119	14	133	932
Share-based compensation		-	-	-	-	-	-	2	-	2	2
Purchase of treasury shares		-	-	-	(60)	-	(60)	-	-	-	(60)
Dividends		-	-	-	(788)	-	(788)	(14)	-	(14)	(802)
Changes in ownership interest with no gain/loss of control		-	-	-	2	-	2	2	-	2	4
Other movements		-	-	-	61	-	61	(6)	-	(6)	56
Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	744	53	797	147	8	155	952
Share-based compensation		-	-	-	67	-	67	2	-	2	69
Purchase of treasury shares	9.2	-	-	-	48	-	48	-	-	-	48
Dividends	9.3	-	-	-	(1,317)	-	(1,317)	(291)	-	(291)	(1,608)
Subordinated notes	9.7	-	-	-	2,745	-	2,745	-	-	-	2,745
Changes in ownership interest with no gain/loss of control		-	-	-	(58)	-	(58)	44	-	44	(14)
Other movements		-	-	-	33	-	33	14	-	14	47
Balance at June 30, 2014		2,648,885,383	10,596	16,790	(948)	226	26,664	1,679	230	1,909	28,573

•

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other compre-hensive income
	Assets available for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates and joint ventures	Total	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2013	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	(7)	(104)	(546)	6	35	3	(612)	-	(35)	1	-	(34)	(646)
Balance at June 30, 2013	32	26	395	(387)	113	(1)	179	(3)	229	(25)	7	209	388
Variation	15	(153)	117	13	48	(45)	(6)	-	11	3	-	14	8
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
Variation	20	(440)	371	(75)	172	5	53	2	7	-	(1)	8	61
Balance at June 30, 2014	67	(567)	883	(449)	333	(41)	226	(1)	247	(22)	6	230	456

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 7

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	June 30, 2014	June 30, 2013
OPERATING ACTIVITIES
Consolidated net income		891	1,209
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies		922	844
Gains (losses) on disposal	2	(375)	(94)
Depreciation and amortization		2,988	2,962
Change in provisions		47	(143)
Impairment of goodwill	6.1	229	385
Impairment of non-current assets		42	3
Share of profits (losses) of associates and joint ventures		18	74
Operational net foreign exchange and derivatives		3	5
Finance costs, net	8.1	861	869
Income tax	7	888	915
Share-based compensation		75	4
Changes in working capital requirements
Decrease (increase) in inventories, gross		(29)	(3)
Decrease (increase) in trade receivables, gross		(133)	(119)
Increase (decrease) in trade payables		(60)	(78)
Changes in other assets and liabilities		(407)	(393)
Other net cash out
Operating taxes and levies paid		(827)	(776)
Dividends received		259	150
Interest paid and interest rates effects on derivatives, net		(1,054)	(1,267)
Income tax paid		(408)	(369)
Net cash provided by operating activities		3,930	4,178

INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(2,865)	(2,483)
Increase (decrease) in fixed assets payables		(181)	(563)
Proceeds from sales of property, plant and equipment and intangible assets		21	20
Cash paid for investment securities, net of cash acquired		(17)	(62)
Investments in associates and joint ventures, net of cash acquired		(1)	-
Purchases of equity securities measured at fair value		-	(2)
Proceeds from sales of Orange Dominicana, net of cash transferred	2.2	806	-
Other proceeds from sales of investment securities, net of cash transferred		132	41
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(253)	(167)
Other		22	(29)
Net cash used in investing activities		(2,336)	(3,245)

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 8

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Condensed interim consolidated financial statements 1

(in millions of euros)	Note	June 30, 2014	June 30, 2013
FINANCING ACTIVITIES
Long-term debt issuances	8.3	1,286	1,207
Long-term debt redemptions and repayments	8.3	(3,700)	(3,354)
Increase (decrease) of bank overdrafts and short-term borrowings		(289)	7
Decrease (increase) of deposits and other debt-linked financial assets		(126)	(425)
Exchange rates effects on derivatives, net		(12)	(122)
Change in subordinated notes, net of premium and fees	9.7	2,745	-
Proceeds from treasury shares	9.2	53	66
Others changes in ownership interests with no gain / loss of control		(20)	(11)
Dividends paid to non-controlling interests	9.4	(202)	(262)
Dividends paid to owners of the parent company	9.3	(1,317)	(526)
Net cash used in financing activities		(1,582)	(3,420)

Net change in cash and cash equivalents		12	(2,487)

Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(1)	(39)

Cash and cash equivalents - opening balance		5,934	8,321
o/w cash		1,586	1,205
o/w cash equivalents		4,330	7,116
o/w discontinued operations		18	-
Cash and cash equivalents - closing balance		5,945	5,795
o/w cash		1,551	1,276
o/w cash equivalents		4,394	4,519

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 9

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	9,614	1,920	1,456	3,661
• external	9,226	1,907	1,439	3,476
• inter-segments	388	13	17	185
External purchases	(3,498)	(1,253)	(707)	(1,868)
Other operating income	492	49	37	50
Other operating expenses	(264)	(77)	(41)	(146)
Labor expenses	(2,378)	(104)	(233)	(364)
Operating taxes and levies	(506)	(74)	(49)	(203)
Gains (losses) on disposal	-	-	70	280
Restructuring costs and similar items	(20)	-	-	(5)
Reported EBITDA	3,440	461	533	1,405
Depreciation and amortization	(1,289)	(295)	(367)	(658)
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	1	-	(1)	(38)
Share of profits (losses) of associates and joint ventures	(1)	-	1	(9)
Operating income	2,151	166	166	471
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,290	281	183	479
• telecommunications licenses	-	-	88	276
• financed through finance leases	-	-	-	1
TOTAL INVESTMENTS (3)	1,290	281	271	756

(1) Including revenues of 2,203 million euros in France, 14 million euros in Spain, 7 million euros in Poland and 915 million euros in other countries.

      Including tangible and intangible assets of 120 million euros in France, 2 million euros in Spain and 42 million euros in other countries.

(2) Including revenues of 806 million euros in France and 58 million euros in other countries.

      Including tangible and intangible assets of 114 million euros in France and 27 million euros in other countries.

(3) Including 1,022 million euros for other intangible assets and 1,886 million euros for other tangible assets.

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 10

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Condensed interim consolidated financial statements 1

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%)
3,139	864	(1,062)	19,592	3,792
2,954	590	-	19,592	3,792
185	274	(1,062)	-	-
(1,798)	(1,446)	2,241	(8,329)	(2,518)
71	1,248	(1,599)	348	23
(77)	(334)	420	(519)	(136)
(815)	(673)	-	(4,567)	(246)
(54)	(36)	-	(922)	(48)
22	3	-	375	2
(35)	(1)	-	(61)	(69)
453	(375)	-	5,917	800
(169)	(210)	-	(2,988)	(737)
-	-	-	(229)	-
-	(4)	-	(42)	-
(8)	(1)	-	(18)	(4)
276	(590)	-	2,640	59
			(861)	(63)
			(888)	5
			891	1

154	114	-	2,501	326
-	-	-	364	-
15	27	-	43	-
169	141	-	2,908	326

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 11

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,084	2,021	1,572	3,877
• external	9,668	2,002	1,555	3,688
• inter-segment	416	19	17	189
External purchases	(3,640)	(1,350)	(777)	(2,031)
Other operating income	501	47	37	72
Other operating expenses	(303)	(73)	(49)	(143)
Labor expenses	(2,544)	(101)	(254)	(375)
Operating taxies and levies	(494)	(75)	(39)	(157)
Gains (losses) on disposal	-	-	1	62
Restructuring costs and similar items	(7)	-	(4)	(1)
Reported EBITDA	3,597	469	487	1,304
Depreciation and amortization	(1,220)	(293)	(373)	(664)
Impairment of goodwill	-	-	-	(385)
Impairment of fixed assets	(2)	-	(1)	-
Share of profits (losses) of associates and joint ventures	-	-	-	(4)
Operating income	2,375	176	113	251
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,277	237	204	398
• telecommunications licenses	5	20	-	3
• financed through finance leases	-	-	-	4
TOTAL INVESTMENTS (3)	1,282	257	204	405

(1) Including revenues of 2,312 million euros in France, 15 million euros in Spain, 7 million euros in Poland and 963 million euros in other countries.

      Including tangible and intangible assets of 114 million euros in France, 1 million euros in Spain and 45 million euros in other countries.

(2) Including revenues of 767 million euros in France and 63 million euros in other countries.

      Including tangible and intangible assets of 190 million euros in France and 16 million euros in other countries.

(3) Including 746 million euros for other intangible assets and 1,768 million euros for other tangible assets.

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 12

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Condensed interim consolidated financial statements 1

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%)
3,297	830	(1,078)	20,603	3,773
3,102	588	-	20,603	3,773
195	242	(1,078)	-	-
(1,917)	(1,606)	2,385	(8,936)	(2,600)
73	1,428	(1,779)	379	22
(82)	(30)	472	(208)	(146)
(814)	(562)	-	(4,650)	(269)
(42)	(37)		(844)	(66)
5	26	-	94	18
(6)	(3)	-	(21)	(33)
514	46	-	6,417	699
(181)	(231)	-	(2,962)	(739)
-	-	-	(385)	-
-	-	-	(3)	-
(2)	(68)	-	(74)	(4)
331	(253)	-	2,993	(44)
			(869)	(59)
			(915)	2
			1,209	(101)

149	190	-	2,455	347
-	-	-	28	727
11	16	-	31	-
160	206	-	2,514	1,074

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 13

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED JUNE 30, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	788	3,347
Other intangible assets	3,663	1,261	797	2,071
Property, plant and equipment	11,426	1,758	2,913	4,438
Interests in associates and joint ventures	2	2	-	560
Non-current trade receivables	-	120	13	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	1
Total non-current assets	30,477	7,864	4,511	10,417
Inventories	342	69	48	131
Trade receivables	1,543	643	302	1,067
Prepaid expenses	349	104	27	172
Current assets included in the calculation of net financial debt	-	-	-	-
Other	694	5	24	347
Total current assets	2,928	821	401	1,717
TOTAL ASSETS	33,405	8,685	4,912	12,134
Equity
Non-current trade payables	144	1	227	161
Non-current employee benefits	1,940	-	69	83
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	873	139	68	145
Total non-current liabilities	2,957	140	364	389
Current trade payables	2,814	1,123	499	1,600
Current employee benefits	1,015	24	50	125
Deferred income	1,178	83	98	295
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	946	80	428	933
Total current liabilities	5,953	1,310	1,075	2,953
TOTAL EQUITY AND LIABILITIES	8,910	1,450	1,439	3,342

(1) Some trade receivables generated by the Enterprise segment (approximately 229 million euros) are included in the France segment, which is responsible for their collection.

      Including intangible and intangible assets of 522 million euros in France and 249 million euros in other countries.

(2) Including tangible and intangible assets of 2,395 million euros in France and 87 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity (see Note 9).

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 14

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Condensed interim consolidated financial statements 1

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
444	84	-	24,768	7,102
316	3,725	1	11,834	5,497
454	1,890	-	22,879	2,833
78	5,839	-	6,481	4
-	-	-	133	-
-	-	1,329	1,329	33
9	1	4,043	4,058	227
1,301	11,539	5,373	71,482	15,696
24	48	-	662	112
675	882	(717)	4,395	971
142	142	(61)	875	658
-	-	6,487	6,487	169
145	453	(20)	1,648	40
986	1,525	5,689	14,067	1,950
2,287	13,064	11,062	85,549	17,646
		28,573	28,573	11,664
-	-	-	533	22
235	649	-	2,976	150
-	-	31,975	31,975	2,649
17	41	1,170	2,453	319
252	690	33,145	37,937	3,140
598	1,226	(719)	7,141	2,120
321	294	-	1,829	57
177	140	(61)	1,910	306
-	-	4,361	4,361	54
210	739	462	3,798	305
1,306	2,399	4,043	19,039	2,842
1,558	3,089	65,761	85,549	17,646

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	789	3,583
Other intangible assets	3,694	1,301	743	1,945
Property, plant and equipment	11,398	1,733	3,080	4,551
Interests in associates and joint ventures	2	2	-	561
Non-current assets included in the calculation of net financial debt
Other	4	-	-	-
Total non-current assets	30,480	7,759	4,612	10,640
Inventories	311	62	48	143
Trade receivables	1,617	590	296	1,042
Prepaid expenses	64	38	21	59
Current assets included in the calculation of net financial debt
Other	674	39	20	364
Total current assets	2,666	729	385	1,608
Assets held for sale (4)	-	-	-	637
TOTAL ASSETS	33,146	8,488	4,997	12,885
Equity
Non-current trade payables	111	2	222	14
Non-current employee benefits	1,953	-	72	76
Non-current liabilities included in the calculation of net financial debt
Other	880	158	75	131
Total non-current liabilities	2,944	160	369	221
Current trade payables	3,217	1,068	469	1,647
Current employee benefits	1,150	45	47	125
Deferred income	1,226	80	109	302
Current liabilities included in the calculation of net financial debt
Other	786	76	266	621
Total current liabilities	6,379	1,269	891	2,695
Liabilities related to assets held for sale (4)	-	-	-	105
TOTAL LIABILITIES	9,323	1,429	1,260	3,021

(1) Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are presented in the France segment, which is responsible for their collection.

      Including tangible and intangible assets of 518 million euros in France and 248 million euros in other countries.

(2) Including tangible and intangible assets of 2,491 million euros in France and 67 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 9).

(4) Relating to the sale of Orange Dominicana (see Note 2).

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Condensed interim consolidated financial statements 1

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
428	83	-	24,988	6,828
318	3,743	-	11,744	5,640
447	1,948	-	23,157	2,774
114	5,846	-	6,525	5
		1,203	1,203	58
9	-	4,121	4,134	210
1,316	11,620	5,324	71,751	15,515
26	47	-	637	102
657	863	(705)	4,360	916
107	103	(15)	377	453
		6,230	6,230	507
138	209	397	1,841	27
928	1,222	5,907	13,445	2,005
-	-	-	637	-
2,244	12,842	11,231	85,833	17,520
		26,334	26,334	11,674
-	-	-	349	22
225	598	-	2,924	145
		31,578	31,578	2,615
19	49	1,180	2,492	352
244	647	32,758	37,343	3,134
629	1,216	(706)	7,540	2,025
323	319	-	2,009	66
172	100	(15)	1,974	275
		7,268	7,268	55
189	487	835	3,260	291
1,313	2,122	7,382	22,051	2,712
-	-	-	105	-
1,557	2,769	66,474	85,833	17,520

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Condensed interim consolidated financial statements 1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes index

NOTE 1

Basis of preparation of the consolidated financial statements

19

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

20

NOTE 3

Revenues

22

NOTE 4

Purchases and other expenses

23

NOTE 5

Labor expenses

23

NOTE 6

Impairment losses and goodwill

23

NOTE 7

Income tax

25

NOTE 8

Financial assets, liabilities and financial results

25

NOTE 9

Shareholders' equity

26

NOTE 10

Litigation and unrecognized contractual commitments

28

NOTE 11

Related party transaction

29

NOTE 12

Subsequent events

29

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Condensed interim consolidated financial statements 1

NOTE 1     BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

This note describes the evolutions in the accounting policies which have taken place since the publication of the consolidated financial statements for 2013 and which were used by Orange (hereafter called "the Group") for the preparation of its interim financial statements at June 30, 2014.

1.1   Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 28, 2014.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2014 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2013, with the exception of the specific requirements of IAS 34 and the application of the new standards presented in Note 1.3. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of IAS 39 and the standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

fairly present the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2   Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2013. Management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2014 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with the related accounting issues.

1.3   New standards and interpretations

Standard applied at January 1, 2014

Because the Group is listed in the United States, it applied IFRIC 21 – Levies from January 1st, 2014, i.e. in advance of the compulsory application date within the European Union.

This interpretation:

•

defines the obligating event that gives rise to a liability to pay a levy (as the activity that triggers the levy), as identified by the relevant legislation, and

•

refers to other standards to determine whether the recognized liability gives rise to an asset or an expense.

In this context of first application, the IFRS Interpretations Committee (IFRS IC) was seized by the Group due to the diversity of analyzes in applying IFRIC 21 as regards the counterpart to the liability accounted for in accordance with IFRIC 21 and relating to the levies based on the services production assets. With respect to the Group, this includes the IFER (flat-rate tax on network businesses) and miscellaneous levies on equipment or land on telecommunications networks. In accordance with:

•

a view: the levy should be expensed when accrued for in accordance with IFRIC 21, because it would be an administrative cost;

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Condensed interim consolidated financial statements 1

•

another view (applied by the Group to date): these levies are part of the production cost in accordance with IAS 2 to be systematically incorporated into the production cost and thus into the cost of sales over a period not exceeding one year. Furthermore, this last view is consistent with the IAS 18 principle of matching costs with revenues.

At the publication date of the consolidated financial statements reporting, the IFRS IC has not yet ruled on this matter. A committee decision would not affect the annual results but could affect the half-year reported results. If the Group’s view was overturned by a committee decision, then the half-year reported results would be reduced by circa 270 and 260 million of euros for the operating income, in 2014 and 2013 respectively, and by circa 170 and 160 million of euros for the consolidated net income after tax, in 2014 and 2013 respectively (effect mainly attributable to owners of the parent).

In addition, the application of this interpretation has an immaterial effect on the consolidated equity.

Standards compulsory after June 30, 2014 with no early application elected by the Group

Among these standards and interpretation, the following might affect the Group’s future consolidated financial statements:

Standard (application date for the Group)	Consequences for the Group
Amendment to IFRS 11 Accounting for acquisitions of interests in joint operation (January 1, 2016)

This amendment should be applied on a prospective basis.

The acquirer of an interest in joint operation in which the activity constitutes a business, as defined in IFRS 3 shall apply all of the principles on business combinations accounting in IFRS 3.

This amendment could potentially affect the accounting for future network sharing  arrangements between telecommunications operators.

IFRS 15 Revenue from Contracts with Customers (January 1, 2017)

This standard should be applied on a retrospective basis.

This standard should mainly affect the Group recognition revenue with respect to:

•

long-term services contracts;

•

multiple element arrangements:  the total revenue will not change but the allocation of the revenue between the communication and handset component   will change and therefore the timing of the revenue recognition will be accelerated (no more contingent revenue cap);

•

subscriber acquisition and retention cost: the portion of these costs relating to incremental costs to acquire a contract (i.e. payment to distributors directly attributable to contract acquisition, excluding subsidies) will be eligible for deferral.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 18.3 and 18.4 attached to the Group consolidated financial statements as of December 31, 2013.

NOTE 2     GAINS AND LOSSES ON DISPOSAL AND MAIN CHANGES IN SCOPE OF CONSOLIDATION

2.1   Net gain on disposal

The net gain on disposal amounted to 375 million euros as at June 30, 2014, mainly due to the disposal of Orange Dominicana (281 million euros).

2.2   Main changes in scope of consolidation

Changes in scope of consolidation as at June 30, 2014

Disposal of Orange Dominicana

Following the agreement signed on November 26, 2013 and the approval of all the regulatory authorizations, Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana's assets and liabilities were classified respectively as "assets held for sale" and "liabilities related to assets held for sale" in the statement of financial position as at December 31, 2013.

Based on an enterprise value agreed by the parties, the selling price of Orange Dominicana's shares amounts to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gain recorded on the Orange Dominicana disposal amounts to 281 million euros as at June 30, 2014. The Group has paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net after tax cash-in at the end of June 2014 amounts to 806 million euros.

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Condensed interim consolidated financial statements 1

(in millions of euros)		June 30, 2014
Fair value of interest in Orange Dominicana		1,040
Transaction costs		(21)
Orange Dominicana net value	(a)	1,019
Book value of Orange Dominicana	(b)	570
Reclassification adjustment of other comprehensive income to net income for the period (1)	(c)	168
Gains on disposal	(a) - (b) - (c)	281
Income tax		(172)
(1) Related to the reclassification of the cumulative translation adjustments.

The financial data relating to Orange Dominicana as at the disposal date is set out below:

Income statement

(in millions of euros)	June 30, 2014
Revenues	107
Operating income	9
Finance costs, net	1
Income tax	(8)
Net income attributable to Orange Dominicana	2

Statement of cash flows

(in millions of euros)	June 30, 2014
Net cash provided by operating activities	34
Net cash used in investing activities	(19)
Net cash used in financing activities	-
Net change in cash and cash equivalents	15

The customary contractual warranty clauses granted as part of this transaction are capped at 10% of the selling price (140 million dollars), with a global deductible of 10 million dollars. These warranties will expire in April 2015, except for tax and social issues which will expire at the end of the relevant regulatory statute of limitation, in 2018.

Transaction in progress as at June 30, 2014

Orange Uganda

On May 16, 2014, the Group entered into an agreement with Africell Holding for the sale of its majority stake in Orange Uganda.

As at June 30, 2014, the transaction has not yet received all the final approvals from the competent regulatory and competition authorities. The expected result on disposal is not material.

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Condensed interim consolidated financial statements 1

NOTE 3     REVENUES

(in millions of euros)	June 30, 2014	June 30, 2013
France	9,614	10,084
Mobile services	3,878	4,289
Mobile equipement sales	230	231
Fixed services	5,267	5,307
Other revenues	239	257
Spain	1,920	2,021
Mobile services	1,226	1,485
Mobile equipement sales	234	110
Fixed services	455	418
Other revenues	5	8
Poland	1,456	1,572
Mobile services	693	747
Mobile equipement sales	37	18
Fixed services	672	734
Other revenues	54	73
Rest of the World	3,661	3,877
Mobile services	2,909	3,046
Mobile equipement sales	146	181
Fixed services	491	509
Other revenues	115	141
Enterprise	3,139	3,297
Voice services	823	895
Data services	1,449	1,528
IT & integration services	867	874
International Carriers & Shared Services	864	830
International Carriers	722	694
Shared Services	142	136
Inter-segment eliminations	(1,062)	(1,078)
TOTAL	19,592	20,603

Since the beginning of 2014, Enterprise operating segment revenues are presented by product line:

•

Voice services:

Voice services include offers for legacy telephony (PSTN acces), Voice on IP solutions (VoIP), audio-conferencing services and the incoming telephone calls of customer relations services;

•

Data services:

Data services include legacy data services that Orange Business Services still provide (Frame Relay, Transrel, leased lines, narrow band) more mature services such as IP-VPN and high-speed infrastructure products such as satellite or fiber optics access. Data services also include broadcasting and Business Everywhere mobility offers;

•

IT and integration services:

IT and integration services include unified communication and collaboration services (LAN and telephony, consulting, integration, project management), hosting and infrastructure services (of whichcloud computing), application services (customer relationship management and other application services), security services, video-conferencing solutions and equipment sales associated with products and services above.

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Condensed interim consolidated financial statements 1

NOTE 4     PURCHASES AND OTHER EXPENSES

4.1   External purchases

(in millions of euros)	June 30, 2014	June 30, 2013
Commercial expenses and content rights	(3,028)	(3,059)
o/w costs of terminals and other equipment sold	(1,713)	(1,625)
o/w advertising, promotional, sponsoring and rebranding costs	(409)	(468)
o/w costs of content rights	(181)	(188)
Service fees and inter-operator costs	(2,326)	(2,548)
Other network expenses, IT expenses	(1,389)	(1,418)
Other external purchases	(1,586)	(1,911)
o/w rental expenses	(589)	(614)
TOTAL	(8,329)	(8,936)

4.2   Other operating expenses

Other operating expenses of first semester 2014 include an expense of 333 million euros related to the global settlement forseveral disputes in France and at Group level, particularly a transactional indemnity include in the protocol between the Group and Bouygues Telecom signed in March 2014.

NOTE 5     LABOR EXPENSES

Labor expenses

The labor expenses amounted to (4 567) million euros as at June 30, 2014 compared to (4 650) million euros as at June 30, 2013.

Employee shareholding plan: Cap'Orange

At its meeting on March 5, 2014, the Board of Directors approved the implementation of an employee shareholding plan with the aim of strengthening the Group’s employee shareholding. The share offers relates to 16 million shares and represent 0.60% of Orange SA's share capital.

The shares were offered by the Group at a unit price of 9.69 euros, which represents a discount of 20% to the subscription price.

The number of shares purchased amounts to 11.3 million, which will be completed by 4.7 million bonus shares offered, for a total of 16 million shares.

The average fair value of the benefit granted to employees and former employees of the Group is 4.49 euros per share (including the free shares).

The expense recognized as of June 30, 2014 in respect of this operation is 72 million euros.

NOTE 6     IMPAIRMENT LOSSES AND GOODWILL

6.1   Impairment of goodwill

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

As of June 30, 2014, based on an analysis of indicators of potential impairment, the Group reassessed the recoverable amount of Belgium assets.

As the preparation of multi-year plans is performed at year-end, this half-year reassessment was derived from a preliminary review of cash-flow estimates retained at the end of 2013 for Belgium.

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 23

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Condensed interim consolidated financial statements 1

(in millions of euros)	June 30, 2014	June 30, 2013
Belgium	(229)	(385)
TOTAL	(229)	(385)

In Belgium, the goodwill impairment of 229 million euros as of June 30, 2014, reflects the impact on projected cash flows of increased tax pressure and lower revenues on the enterprisessegment. The tested carrying value was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 1.4 billion euros.

6.2   Goodwill

	At June 30, 2014
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value
France	15,395	(13)	15,382
Spain	4,837	(114)	4,723
Poland	2,897	(2,109)	788
Rest of the World:
Romania	1,806	(515)	1,291
Egypt	1,139	(1,058)	81
Belgium	1,006	(713)	293
Slovakia	806	-	806
Ivory Coast	417	(42)	375
Jordan	230	(45)	185
Other	564	(248)	316
Enterprise	1,088	(644)	444
International Carriers & Shared Services	100	(16)	84
TOTAL	30,285	(5,517)	24,768

6.3   Sensitivity of recoverable amounts

The main assumptions used to estimate recoverable amounts for Belgium are set forth below:

At June 30, 2014	Belgium
Basis of recoverable amount	Value in use
Methodology	Discounted cash-flow
Growth rate to perpetuity	0.5%
Post-tax discount rate	7.0%
Pre-tax discount rate	10.6%

Growth rate to perpetuity and post-tax discount rate selected at June 30, 2014 are the same as those used to determine the recoverable amount at December 31, 2013.

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of this cash flow is presented in case sensitivity.

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

At June 30, 2014
(in billions of euros)	Belgium
100% margin of the recoverable amount over the carrying value tested	0,0
100% effect on the recoverable amount of a variation of:
10% in cash flows for terminal year	0.1
1% in growth rate to perpetuity	0.2
1% in post-tax discount rate	0.2

The subsidiary Mobistar, which is listed at the Brussels stock exchange, publishes its own regulated information and its contribution is less than or equal to 5% of the consolidated entities’ revenues, operating income before impairment, net finance costs and income tax as at June 30, 2014.

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Condensed interim consolidated financial statements 1

NOTE 7     INCOME TAX

(in millions of euros)	June 30, 2014	June 30, 2013
Income tax	(888)	(915)
Current tax	(616)	(600)
Deferred tax	(272)	(315)

Orange SA is currently subject to atax audit relating to the 2010-2012 fiscal years.

NOTE 8     FINANCIAL ASSETS, LIABILITIES AND FINANCIAL RESULTS

8.1   Financial result

The financial result amounts to (861) million euros at June 30, 2014 against (869) million euros at June 30, 2013.

8.2   Net financial debt

Net financial debt as defined and used by Orange is described in the following chart:

(in millions of euros)	June 30, 2014	December 31, 2013
TDIRA	1,365	1,352
Bonds, excluding TDIRA	28,524	30,822
Bank and multilateral lending institutions loans	2,243	2,222
Finance lease liabilities	627	661
Securitization debt	780	782
Cash collateral received	87	88
Commercial papers	588	708
Bank overdrafts	157	175
Commitment to purchase Mobinil-ECMS shares	238	232
Other commitments to purchase non-controlling interests	46	46
Other financial liabilities	218	393
Derivatives (liabilities)	1,462	1,365
Liabilities included in the calculation of net financial debt (a)	36,335	38,846
Derivatives (assets)	176	200
Gross financial debt after derivatives	36,159	38,646
Cash collateral paid	1,271	1,146
Other financial assets at fair value, excluding derivatives	425	171
Cash equivalents	4,394	4,330
Cash	1,551	1,586
Assets included in the calculation of net financial debt (b)	7,817	7,433
Effective portion of cash flow hedges	(1,072)	(706)
Effective portion of net investment hedges	(27)	19
Components of equity included in the calculation of net financial debt (c)	(1,099)	(687)
External net financial debt (a) - (b) + (c)	27,419	30,726
The decrease in net financial debt includes the effect of the issuance of subordinated notes (see Note 9.7).

8.3   Main debt issues and redemptions

On January 31, 2014, Orange has issued United States bonds for 1.6 billion dollars in two fixed-rate tranches: 750 million dollars maturing in 2019 with a coupon of 2.75% and 850 million dollars maturing in 2044 with a couponof 5.50%.

During the first half-year of 2014, Orange SA mainly redeemed the following bonds:

•

On march 2014, redemption of the remaining 1.215 billion dollars of bonds maturing in July 2014, with a coupon of 4.375%;

•

On January 2014, 1 billion euros, with a coupon of 5%;

•

On April 2014, 200 million euros, with a coupon of 5.2%;

•

On May 2014, 750 million euros with a coupon of 5.25%.

In addition, Orange Polska redeemed in May 2014, a 700 million euros bond with a coupon of 6%.

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Condensed interim consolidated financial statements 1

8.4   Orange's debt ratings

No change in Orange's debt ratings occurred since the publication of the consolidated financial statements for the year ended December 31, 2013. At June 30, 2014, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Negative	Stable	Negative
Short-term debt	A2	P2	F2

8.5   Management of covenants

The specific covenants with regards to financial ratios described in December 2013 remain met.

8.6   Fair value of financial assets and liabilities

During the first half-year of 2014, no significant event has occurred regarding the fair value of financial assets and liabilities.

NOTE 9     SHAREHOLDERS' EQUITY

At June 30, 2014, based on the number of issued shares at that date, Orange SA's share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of Orange SA's share capital and 27.13% of the voting rights either directly or jointly with Bpifrance Participations.

9.1   Changes in share capital

No new shares were issued during the first half of 2014.

During the six months ended June 30, 2014, the weighted average number of ordinary shares outstanding and the weighted average number of ordinary and dilutive shares outstanding were 2,626,729,248.

9.2   Treasury shares

As authorized by the Shareholders' Meeting of May 27, 2014, the Board of Directors instituted a new share buyback program (the 2014 Buyback Program) and cancelled the 2013 Buyback Program, with immediate effect. The 2014 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulatoron April 29, 2014.

The only shares bought back by Orange during the first half of 2014 were shares bought back as part of the liquidity contract.

At June 30, 2014, Orange held 17,836,568 of its own shares (including 2,500,000 shares as part of the liquidity contract), compared with 23,367,136 at December 31, 2013 (of which 8,025,000 shares as part of the liquidity contract) and Orange SA has a forward purchase contract for 4,050,532 shares.

These treasury shares are intended to fulfill obligations to Group's employees (see Note 5).

9.3   Dividends

The Shareholders' Meeting held on May 27, 2014 approved the payment of a dividend of 0.80 euro per share in respect of 2013. After payment of the interim dividend of 0.30 euro per share on December 11, 2013 for a total of 788 million euros, the balance of the dividend amounting to 0.50 euro per share was paid on June 5, 2014 for an amount of 1,317 million euros.

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 26

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Condensed interim consolidated financial statements 1

9.4   Non-controlling interests

(in millions of euros)	June 30, 2014	December 31, 2013
Debit part of equity attributable to non-controlling interests (a)	1,986	2,101
o/w Orange Polska	991	1,018
o/w Sonatel Group	487	561
o/w Mobistar Group	168	157
o/w Jordan Telecom Group	174	189
Credit part of equity attributable to non-controlling interests (b)	(77)	(116)
o/w Telkom Kenya	(69)	(49)
o/w Orange Uganda	-	(59)
Total Equity attributable to non-controlling interests (a) + (b)	1,909	1,985

(in millions of euros)	June 30, 2014	June 30, 2013
Dividends paid to minority shareholders	291	345
o/w Sonatel Group	171	164
o/w Orange Polska	78	78
o/w Mobistar Group	-	51
o/w Jordan Telecom Group	27	43

9.5   Cumulative translation adjustment

(in millions of euros)	June 30, 2014	June 30, 2013
Profit (loss) recognized in other comprehensive income during the period	212	(577)
Reclassification to net income for the period	166	(3)
Total transaction adjustments for continuing operations	378	(580)

The change in translation differences recognized in other comprehensive income includes:

•

in the first half of 2014, an increase of 226 million euros due to appreciation in the pound.

•

in the first half of 2013, a decrease of (305) million euros due to depreciation in the pound sterling and of (171) million euros due to depreciation in the Polish zloty.

At June 30, 2014, the reclassification of translation adjustments to net income for the period was due to the disposal of Orange Dominicana.

9.6   Modification of TDIRA contractual terms

On January 6, 2014 the General Assembly of the Bank tranche holders accepted modifications on contractual terms. These modifications are non-substantial under IFRS and have no effect on amounts recognized under TDIRA.

9.7   Issue of subordinated notes

On February 7, 2014, Orange issued the equivalent of2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of5.875% until the first reset date.

Orange has a call option on each of these tranches respectively after 6 years, 10 yearsand 8 years (first reset date of each tranche) and in occurrence of contractually defined events.

These notes are listed on Euronext Paris.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

Under IFRS, these notes that are undated and whose coupons payments can be differed at the option of the issuer are recognized in equity. Equity instruments are recognized at their historical value. The tranche denominated in pounds sterling was recognized at BCE fixing on issuance date of 0.8314 and will not be reevaluated through the life of the note. In case Orange would exercise the call option on this tranche, the foreign exchange effect would be recognized in equity. Coupons will impact equity five working days before the annual date of payment, unless Orange exercises its right to defer their payment.

The operation's prospectus has been certified by AMF: visa no. 14-036.

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Condensed interim consolidated financial statements 1

NOTE 10   LITIGATION AND UNRECOGNIZED CONTRACTUAL COMMITMENTS

10.1   Litigation

At June 30, 2014, the contingency reserves recorded by the Group for all non-tax related disputes in which it is involved amounted to 603 million euros compared with 414 million euros at December 31, 2013. This amount includes the unpaid portion at June 30, 2014 of an indemnity provided for in a transaction signed in March 2014 between Orange and Bouygues Telecom to put an end to certain litigations.

Orange believes that the disclosure of recorded provisions on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations that have occurred since the publication of the consolidated financial statements for the year ended December 31, 2013, and that have had or that may have a significant effect on the financial position of the Group.

10.1.1

France Litigations

Litigations related to competition law

Fixed network and contents

•

On June 20, 2014, the Paris Court of Appeal confirmed the ruling of the Paris Commercial Court dated April 23, 2012 which had dismissed all Numericable’s claims amounting to 2,583 million euros aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed in 1999 and 2001 with Orange giving it the right to use, for its cable networks, Orange’s civil engineering installations. Furthermore, the Court acknowledged the unfairness of Numericable’s action.

Mobile Network

•

On June 19, 2014, the Paris Court of Appeal ruled on Orange’s appeal against the decision of the French Competition Authority issued on December 13, 2012 imposing on Orange and SFR fines of 117 million euros and 66 million euros respectively for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitors’ networks. The Court ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation.

•

The French Competition Authority is still pursuing the investigation launched in March 2013 following complaints objecting to Orange’s anticompetitive practices on the B-to-B markets for fixed-line and mobile services. A statement of objections could be notified to Orange during the second half of 2014.

Other proceedings

•

On June 3, 2014, the French Supreme Court partially rescinded again the decision of the Paris Court of Appeal which had confirmed in June 2012 the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice reassessed at 551 million euros allegedly resulting from Orange’s refusal to deliver them without charge its directory database together with daily updates. The Supreme Court ruled that the Court of Appeal should determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress.

10.1.2

Spain litigations

•

On March 11, 2014, the Spanish Competition Commission (CNMC) dismissed the complaint lodged by British Telecom aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The CNMC considered that the MVNOs were able to replicate the retail offers of these operators.

10.1.3

Other Countries litigations

•

On June 3, 2014, the Romanian Supreme Court annulled the decision of the Bucharest Court of Appeal dated June 11, 2013 which had cancelled the 35 million euros fine imposed by the Romanian Competition Authority on Orange Romania for restrictive practices on the interconnection market. The case was remanded to the Bucharest Court of Appeal for new examination.

Apart from the proceedings mentioned above, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2013, which have had over the period, or which may have, a material impact on the Company’s or the Group’s financial position or profitability.

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Condensed interim consolidated financial statements 1

10.2   Unrecognized contractual commitments

The main developments in commitments made in relation to the disposal or acquisition of securities are presented in Note 2 relating to changes in scope of consolidation.

No other major event has impacted the unrecognized contractual commitments described in the consolidated financial statements for 2013.

NOTE 11   RELATED PARTY TRANSACTION

During the first six months of 2014, no operation had significant effect on the amounts of the transactions with the related parties published on December 31, 2013.

NOTE 12   SUBSEQUENT EVENTS

Orange SA: distribution of an interim dividend

At its meeting held on July 28, 2014, the Board of Directors resolved to distribute an interim dividend of 0.2 euro per share in respect of 2014. This interim dividend will be paid in cash on December 9, 2014. The estimated payment amounts to 529,3 million euros based on the number of ordinary shares outstanding at June 30, 2014.

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Rapport de gestion du 1er semestre 2014   2

2.   Interim management report for the first half of 2014

2.1   OVERVIEW

31

2.1.1

Financial data and workforce information

31

2.1.2

Summary of results for the first half of 2014

32

2.1.3

Impact of regulatory rate changes

33

2.1.4

Significant events

33

2.1.5

Economic and political risks in sensitive areas

35

2.1.6

Information on trends and the main risks and uncertainties

35

2.2   ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

35

2.2.1

From Group revenues to Reported EBITDA

35

2.2.2

From Group Reported EBITDA to operating income

38

2.2.3

From Group operating income to net income

39

2.2.4

From net income to comprehensive income

40

2.2.5

Group capital expenditures

40

2.3   ANALYSIS BY OPERATING SEGMENT

40

2.3.1

France

42

2.3.2

Spain

44

2.3.3

Poland

46

2.3.4

Rest of the World

48

2.3.5

Enterprise

49

2.3.6

International Carriers & Shared Services

51

2.3.7

Additional information on EE activities

52

2.4   CASH AND FINANCIAL DEBT

53

2.4.1

Liquidity and cash flows

53

2.4.2

Financial debt

53

2.5   ADDITIONAL INFORMATION

55

2.5.1

Transition from data on a historical basis to data on a comparable basis

54

2.5.2

Litigation and unrecognized contractual commitments

56

2.5.3

Related party transactions

56

2.5.4

Subsequent Events

56

2.5.5

Financial aggregates not defined by IFRS

56

2.5.6

Financial glossary

59

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Interim management report for the first half of 2014 2

This report contains forward-looking information about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section2.4 Risk factors of the 2013 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2013 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements).The statutory auditors conducted a limited review of these financial statements.

Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

Reported EBITDA, restated EBITDA, CAPEX and the restated ratio of net financial debt to EBITDA are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange Group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.6Financial glossary) for the first half of 2013 is described in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.1   OVERVIEW

2.1.1

Financial data and workforce information

Operating data

Half-years ended June 30
	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	19,592	20,325	20,603	(3.6)%	(4.9)%
Reported EBITDA (2)	5,917	6,293	6,417	(6.0)%	(7.8)%
Reported EBITDA/Revenues	30.2%	31.0%	31.1%
Operating income	2,640	2,920	2,993	(9.6)%	(11.8)%
Operating income/Revenues	13.5%	14.4%	14.5%
CAPEX(2)	2,501	2,425	2,455	3.1%	1.9%
CAPEX/Revenues	12.8%	11.9%	11.9%
Telecommunication licenses	364	28	28	ns	ns
Investments financed through finance leases	43	31	31	39.3%	38.1%
Average number of employees (full-time equivalents) (3)	153,575	160,000	161,457	(4.0)%	(4.9)%
Number of employees (active employees at end of period) (3)	160,925	165,863	167,835	(3.0)%	(4.1)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

(3)  See Section 2.5.6 Financial glossary.

Restated operating data

Half-years ended June 30
	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Restated EBITDA (2)	6,140	6,362	6,417	(3.5)%	(4.3)%
Restated EBITDA/Revenues	31.3%	31.3%	31.1%
Restated EBITDA – CAPEX(2)	3,639	3,936	3,962	(7.5)%	(8.1)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

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Interim management report for the first half of 2014 2

Net income

Half-years ended June 30
	2014	2013
(in millions of euros)		data on a historical basis
Operating income	2,640	2,993
Finance costs, net	(861)	(869)
Income tax	(888)	(915)
Consolidated net income after tax	891	1,209
Net income attributable to owners of the parent	744	1,068
Net income attributable to non-controlling interests	147	141

Net financial debt

Periods ended
	Jun. 30, 2014	Dec. 31, 2013	Jun. 30, 2013
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt (1)	27,419	30,726	29,610
(1) See Section 2.5.6 Financial glossary and Note 8 to the consolidated financial statements.

For further information on the risks relating to the Orange Group’s financial debt, see Section2.4.3 Financial risks of the 2013 Registration Document.

2.1.2

Summary of results for the first half of 2014

Restated EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) was 6,140 million euros in the first half of 2014, i.e. a ratio of restated EBITDA to revenues of 31.3%, stable on a comparable basis (and up 0.2 points on a historical basis), compared with the first half of 2013. Restated EBITDA in the first six months is in line with the objective of restated EBITDA of between 12.0 billion and 12.5 billion euros for the full-year 2014 (see Section 2.1.6 Information on trends and the main risks and uncertainties).

Operating expenses included in calculating restated EBITDA were down 511 million euros or 3.7% on a comparable basis (down 735 million euros or 5.2% on a historical basis), offsetting 70% of the downturn in revenues. Between the two periods, direct costs fell 5.9% or 298 million euros and indirect costs declined 2.4% or 213 million euros on a comparable basis, compared with the first half of 2013.These efforts across all Group companies enabled the annual target reduction in indirect costs to be increased to at least 300 million euros for the year, versus an initial target of at least 250 million euros (see Section 2.1.6 Information on trends and the main risks and uncertainties).

Revenues amounted to 19,592 million euros in the first half of 2014, down 4.9% on a historical basis and 3.6% on a comparable basis (down 2.6% stripping out the negative impact of the fall in regulated prices) compared with the first half of 2013. The gradual improvement in revenue seen in the first quarter of 2014 (down 3.0% following a drop of 3.8% in the fourth quarter of 2013) continued in the second quarter of 2014 (down 2.3% excluding the negative impact of the fall in regulated prices), related in particular to performances in France, Belgium, Poland and the Enterprise segment, while strong growth continued in Africa and the Middle East.

CAPEX (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) amounted to 2,501 million euros in the first half of 2014, up 1.9% on a historical basis and 3.1% on a comparable basis compared with the first half of 2013, in line with the Group’s target for the full year of achieving a stable CAPEX indicator. Growth in network investments accelerated, with the rapid development of high-speed broadband networks (4G and fiber optic) in Europe, particularly in France, and the increase in mobile usage in Africa and the Middle East. The ratio of CAPEX to revenues was 12.8% in the first half of 2014, up 0.9 points on a historical basis and 0.8 points on a comparable basis compared with the first half of 2013.

Commercial activities remained dynamic in the first half of 2014, supported by investment in high-speed broadband networks and by the recognized high-quality of the Group's mobile networks. France delivered its best performance in terms of net sales of mobile contracts (an additional 146,000 customers) since the first half of 2010. In Spain, the mobile telephony contract customer base (excluding machine-to-machine contracts) increased by 147,000 customers, while the fixed-line broadband base rose by 137,000 customers.In Poland, net sales of mobile contracts (excluding machine-to-machine contracts) saw 177,000 additional customers.Mobile 4G offers reached a total of 4.2 million customers in the United Kingdom, 2 million in France and 1.4 million in Spain as at June 30, 2014.The mobile customer base in Africa and the Middle East registered 3.8 million additional customers in the first six months of 2014.

Consolidated net income amounted to 891 million euros in the first half of 2014, a reduction of 318 million euros compared with the first half of 2013, as a result of downward pressure on revenues. Net income attributable to owners of the parent company totaled 744million euros in the first half of 2014.

Net financial debt (see Section 2.5.6 Financial glossary) was reduced by 3,307 million euros in the first half of 2014 to total 27,419 million euros as at June 30, 2014. In addition to the 562 million euro fall in net financial debt, there was a 2,745 million euro favorable impact from the Group’s issuance of perpetual subordinated bonds (instruments recognized in equity) at the beginning of the year, enabling the Group to strengthen shareholders’ equity. The restated ratio of net financial debt to EBITDA (see Section 2.5.5 Financial aggregates not defined by IFRS) was 2.17 as at June 30, 2014, compared with 2.37 as at December 31, 2013, in line with the objective of a ratio closer to 2 by the end of 2014 (see Section 2.1.6 Information on trends and the main risks and uncertainties).

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Interim management report for the first half of 2014 2

2.1.3

Impact of regulatory rate changes

Call termination and roaming prices continued to fall in first half of 2014 in almost all European countries where the Group operates. However, the impact of the fall in regulated prices was markedly lower in the first halfof 2014 than in the first half of 2013. In the first half of 2014, cuts in regulated prices reduced mobile and fixed-line telephony revenues by 209 million euros (vs. 511 million euros in first half of 2013) and Reported EBITDA by 50 million euros (190 million euros in the first half of 2013).

The regulations governing the operations of the Orange Group are described in Section2.2 Regulation of the 2013 Registration Document. For further information on the risks relating to regulations, see Section2.4.2 Legal risks of the 2013 Registration Document.

2.1.4

Significant events

The macroeconomic environment for the Group's operations in the first half of 2014 was characterized by weak growth across the eurozone, although there was a slight improvement compared with the first half of 2013.

The telecommunications sector continues to be affected by significant price cuts and the importance of entry-level offers due to a fiercely competitive environment, especially in the Group's main European markets.

Orange continues to respond to this challenging context by: i) appropriate segmentation of its product line-up, developing converging solutions and launching innovative services; ii) a sustained program of investments in high-capacity mobile broadband (4G) and fixed-line (fiber optic) broadband networks; iii) pursuing its operational efficiency and cost control programs; and iv) disposals of non-strategic assets.

Re-appointment of Stéphane Richard

At the Group's Annual Shareholders' Meeting of May 27, 2014, Stéphane Richard's term as Director was renewed for a further four-year period. Following the Annual Shareholders' Meeting, the Board of Directors' meeting on the same date renewed his appointment as Chairman and Chief Executive Officer.

Investment in networks

The rollout of networks providing broadband and high-capacity broadband Internet access remains one of the Group’s top priorities.

Orange, the No. 1 mobile operator in France

For the fourth year, Orange's position was confirmed as the leading mobile operator in France, according to the report by the French Telecommunications Regulator, Arcep (Autorité de Régulation des Communications Electroniques et des Postes) on "Quality of voice and data services over mobile networks in mainland France” (“la Qualité des Services de voix et de données des opérateurs de réseaux mobiles en France métropolitaine“), published in June 2014. The report ranks Orange first for 2G, 3G and H+ mobile networks.

Network investment represents more than 50% of annual capital expenditure, particularly for the rollout and maintenance of existing 3G, 3G+ and H+ networks and the deployment of high-speed 4G and FTTH broadband networks. As at July 1, 2014, Orange covers 98.7% of the population for 3G+ and 80% for H+.

Rollout of high-speed broadband mobile networks (4G and 4G+)

In the United Kingdom, EE’s 4G coverage reached 73% of the population and the number of EE 4G customers more than doubledbetween end-December 2013 and end-June 2014, to 4.2 million as at June 30, 2014.

Orange is the leader in France for the number of 4G sites commissioned as at the end of June 2014, according to the ANFR (Agence Nationale des Fréquences - French national agency for frequencies). Orange is making significant investment in the rollout of 4G and4G+ networks. As at July 1, 2014, Orange's 4G network covers 69% of the population and Orange is providing the benefits of 4G+ (LTE Advanced) to residents of Toulouse and Strasbourg with speeds of up to 220 Mbps, double the speed of a conventional 4G connection. Aiming to roll out 4G+ technology in the 14 cities with the greatest population density from early-2015, Orange had almost two million 4G customers in France as at June 30, 2014.

In Spain, the 4G network already covers 158 major cities representing more than 50% of the population as at June 30, 2014. The objective is to continue the rollout of 4G technology so as to cover the capitals of Spain's 50 provinces by the end of 2014. One year after launching its 4G offers, Orange had 1.4 million 4G customers in Spain at the end of first half of 2014.

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Interim management report for the first half of 2014 2

Orange started to roll out its 4G network in Poland in 2013 (with 52% of the population covered by a joint rollout as at June 30, 2014).

In Belgium, the end of March 2014 saw Mobistar open its 4G networkto all its residential and business customers with contracts including mobile data, at no extra cost. Mobistar, whose 4G network covers 65% of the population as at June 30, 2014, is aiming for 4G coverage similar to current 2G coverage levels by 2015. In Luxembourg, Mobistar’s 4G technology already covers 74% of the population and is continuing to increase this coverage.

In the rest of Europe, the rollout of 4G technology is making rapid headway, especially in Romania (commercial launch in April 2014), Slovakia (4G license granted in January 2014 and commercial launch in July 2014) and Moldova. All in all, the Group will offer 4G access in each of its European markets before the end of 2015.

Deployment of high-capacity fixed broadband networks (VDSL and FTTH)

Reaping the benefits of the sustained pace of its rollout, the Group has three million households in France with the ability to connect to fiber optic (FTTH) as at June 30, 2014, up 43% year-on-year. The number of customers with fiber optic rose 74% over the year to 415,000 at June 30, 2014. Orange outstrips all other operators for fiber optic rollout. As at June 30, 2014, its presence extends to nearly 400 towns, representing one-third of homes in France. It aims to reach one million customers in 2015.

In Spain, Orange is rolling out fiber optic (FTTH) jointly with Vodafone and had almost achieved its target of 800,000 connectable households as at the end of June 2014. In July 2014, the two partners amended their initial agreement and Orange decided to accelerate the rollout of fiber optic in Spain, setting itself the goal of connecting seven million homes by 2017.

In Poland, the Group has invested in broadband and high-capacity broadband, with the continued rollout of VDSL to expand the geographical coverage of these offers, and, more selectively, the first deployment of fiber optic (FTTH).

Development of mobile payment services

Payment by mobile phone is a major source of innovation and a growth driver for Orange. Orange aims to firmly establish mobile payment as an essential service in the next few years, on a par with voice, text and Internet access. The Group intends to extend its range of services in this area, providing the facility at low cost to as many people as possible.

Orange Money: success confirmed

Orange Money hit the 10 million customer mark in April 2014. Since its launch in 2008, Orange Money has seen exceptional growth, reaching 10.8 million customers by June 30, 2014. The service is now available in 14countries in Africa and the Middle East. Available free of charge, Orange Money is an innovative payment method offering three types of service to customers: money transfers, remote payment and financial services (transfers to and from a bank account, payment of wages, etc.). In 2013, transactions amounting to more than 2.2 billion euros were made using Orange Money. In some countries, such as IvoryCoast, more than 40% of all Orange customers have an Orange Money account.

Orange Cash launched in two cities in France

In February 2014, Orange and Visa Europe announced the commercial launch of Orange Cash in Caen and Strasbourg, two leading cities in NFC technology (Near Field Communication contactless payment technology). Orange thus becomes the first mobile network operator in France to offer its customers a new mobile payment service. Orange Cash is an electronic wallet application which users download to their mobile phone. It will be rolled out throughout France during 2014.

Change in asset portfolio

During the first half of 2014, the Group finalized the disposal of Orange Dominicana (Dominican Republic) and Wirtualna Polska (Poland), and also announced the signature of an agreement for the disposal of its majority holding in Orange Uganda (Uganda).

Disposal of 100% of Orange Dominicana

April 2014 saw Orange finalize the sale to Altice of its entire holding in Orange Dominicana, the Group's subsidiary in the Dominican Republic. The pre-tax net gain on disposal of the subsidiary amounted to 281 million euros at June 30, 2014. The net amount received as at June 30, 2014, including capital gains tax paid to the Dominican tax authorities, totaled 806 million euros (see Note 2 to the consolidated financial statements).

Agreement for the disposal of 95.4% of Orange Uganda

In May 2014, Orange signed an agreement with Africell Holding for the sale of 95.4% of Orange Uganda. The transaction had not yet received the final approvals from the competent regulatory and competition authorities as at June 30, 2014. The anticipated gain on disposal is not material (see Note2 to the consolidated financial statements).

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Interim management report for the first half of 2014 2

2.1.5

Economic and political risks in sensitive areas

Orange has invested in the Middle East, North Africa and Sub-Saharan Africa, and owns subsidiaries and investments in these regions. Political or economic instability continues in some countries (notably Egypt, Jordan, Iraq, Mali, the Democratic Republic of the Congo and the Central African Republic), which in turns impacts on the operations and results of Group companies in these countries, and may continue to do so in the future.

For further information on the risk factors, see Section 2.4 Risk factors of the 2013 Registration Document.

2.1.6

Information on trends and the main risks and uncertainties

In view of the results for the first half of 2014, the Group confirms the target of achieving restated EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) of between 12.0 billion and 12.5 billion euros (after the disposal of Orange Dominicana from the second quarter of 2014) for the full-year 2014. The ratio of restated EBITDA to revenues for full-year 2014 is expected to remain stable compared with 2013.

The Group also confirms its objective of returning to a restated ratio of net financial debt to EBITDA (see Section 2.5.5 Financial aggregates not defined by IFRS) of closer to 2 by the end of 2014, and to a ratio of around 2 in the medium term to preserve the Orange Group's financial strength and investment capacity.

In this respect, the Group is pursuing a selective acquisition policy concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share in respect of 2014 (subject to approval by the Shareholders’ Meeting). An interim dividend in respect of 2014 of 0.20euros per share will be paid in cash on December9, 2014.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section2.4 Risk factors of the 2013 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2013 Registration Document. At the time of publication of this report, this description was still valid for the assessment of the main risks and uncertainties of the second half of 2014, in particular the description of the risks related to change in the economic environment, liquidity risk, the risk of asset impairment, and litigation risks arising from decisions in respect of legal proceedings expected during the second half of the year.

2.2   ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.2.1   From Group revenues to Reported EBITDA

Half-years ended June 30
	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	19,592	20,325	20,603	(3.6)%	(4.9)%
External purchases (2)	(8,329)	(8,783)	(8,936)	(5.2)%	(6.8)%
Other operating income and expense (2)	(171)	176	171	na	na
Labour expenses (2)	(4,567)	(4,592)	(4,650)	(0.5)%	(1.8)%
Operating taxes and levies(2)	(922)	(838)	(844)	10.0%	9.3%
Gains (losses) on disposal	375	25	94	ns	297.3%
Restructuring cost and similar items	(61)	(20)	(21)	201.2%	195.0%
Reported EBITDA	5,917	6,293	6,417	(6.0)%	(7.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.6 Financial glossary.:

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Interim management report for the first half of 2014 2

2.2.1.1

Revenues

Change in revenues

Half-years ended June 30
REVENUES (2)	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	9,614	10,079	10,084	(4.6)%	(4.7)%
Spain	1,920	2,021	2,021	(5.0)%	(5.0)%
Poland	1,456	1,559	1,572	(6.7)%	(7.4)%
Rest of the World	3,661	3,679	3,877	(0.5)%	(5.6)%
Enterprise	3,139	3,225	3,297	(2.7)%	(4.8)%
International Carriers & Shared Services	864	869	830	(0.5)%	4.0%
Eliminations	(1,062)	(1,107)	(1,078)
Total Group	19,592	20,325	20,603	(3.6)%	(4.9)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 3 to the consolidated financial statements.

The revenues of the Orange Group totaled 19,592 million euros in the first half of 2014, down 4.9% on a historical basis and 3.6% on a comparable basis, compared with the first half of 2013.

On a historical basis, the decline of 4.9% or 1,011 million euros in Group revenues between the first half of 2013 and the first half of 2014 includes i) the negative impact of changes in the scope of consolidation and other changes, which amounted to 154 million euros and mainly includes the impact of the disposal of Orange Dominicana on April 9, 2014 in the amount of 107 million euros, ii) the negative impact of foreign exchange fluctuations, which amounted to 124 million euros, attributable mainly to movements in the value of the Egyptian pound and the US dollar against the euro, and iii) organic change on a comparable basis, i.e. a decline of 733 million euros in Group revenues.

On a comparable basis, the decline of 3.6% or 733 million euros in Group revenues between the first half of 2013 and the first half of 2014 was due primarily to:

•

the negative effect of the fall in regulated prices in the amount of 209million euros, particularly in Spain, Poland, France, Romania and Slovakia;

•

revenue trends in France (down 4.4% or 447million euros excluding the effect of the fall in regulated prices). This change was mainly due to the effect of rate repositioning for the mobile customer base (lower prices as offers are revamped and SIM-only offers are introduced) in a highly competitive environment, and, to a lesser extent, the downward trend in traditional telephony revenues. Mobile ARPU (See Section 2.5.6 Financial glossary) was down 9.2% as at June 30, 2014 (down 8.0% stripping out the effect of the fall in regulated prices), compared with the same period in 2013;

•

the slide in revenues for the Rest of Europe (7% or 109 million euro decline, excluding the effect of the fall in regulated prices), with a substantial fall-off in business in Belgium (down 115 million euros, excluding the effect of the fall in regulated prices);

•

the 2.7% or 86 million euro contraction in Enterprise revenues, primarily due to the lower revenues from voice and data services, partially offset by the significant improvement in revenues generated by integration services and IT solutions;

•

the 3.6% or 55million euro decline in revenues in Poland (excluding the impact of lower regulated prices), which was attributable chiefly to the downward trend in traditional telephony services and heightened competitive pressure; and

•

lower revenue in Spain (down 0.8% or 16million euros, excluding the effect of the fall in regulated prices). The fall in revenue from mobile services reflects i) the continued rapid growth of SIM-only mobile offers and very attractive Canguro convergent offers (launched in the second quarter of 2013), ii) partially offset by the robust growth in sales of mobile devices, driven by sales of mobile handsets with spread payment schemes (also launched in the second quarter of 2013, at the same time as SIM-only packages);

•

partially offset by the growth in revenues in Africa and the Middle East (a rise of 7.6% or 147 million euros, excluding the effect of the fall in regulated prices), with African countries performing well overall (especially Mali, Guinea and Ivory Coast), while business in Egypt proved resilient.

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Changes in the number of customers

Half-years ended June 30
CUSTOMERS (2)	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions, at end of period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of mobile customers (3)	178.7	170.3	173.6	5.0%	2.9%
Number of contract customers	62.6	56.4	59.1	11.0%	6.0%
Number of prepaid customers	116.1	113.8	114.5	2.0%	1.3%
Number of fixed-line telephony customers	41.6	42.6	42.6	(2.2)%	(2.2)%
Number of Internet customers	15.8	15.3	15.3	3.8%	3.8%
of which number of broadband Internet customers	15.7	15.1	15.1	4.0%	4.0%
Group total (3)	236.2	228.1	231.5	3.5%	2.0%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. Mainly the effect of the disposal of Orange Dominicana in April 2014 (see Section2.1.4 Significant events), representing 3.4 million customers as at June 30, 2013.

(2)  The number of Orange Group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3)  Excluding customers of mobile virtual network operators (MVNOs).

2.2.1.2

Reported EBITDA and restated EBITDA

In the first half of 2014, the Orange Group’s Reported EBITDA amounted to 5,917 million euros, down 7.8% on a historical basis and 6.0% on a comparable basis, compared with the first half of 2013. The ratio of Reported EBITDA to revenues was 30.2% in the first half of 2014, down 0.9 points on a historical basis, and 0.8 points on a comparable basis compared with the first half of 2013.

On a historical basis, the 7.8% or 500 million euro decline in the Group's Reported EBITDA between the first half of 2013 and the first half of 2014 was due to i) the negative impact of changes in the scope of consolidation and other changes, which amounted to 108 million euros and mainly includes the net gain on disposal of Orange Austria on January 3, 2013 in the amount of 65 million euros, and of Orange Dominicana on April 9, 2014 in the amount of 41 million euros, ii) the negative impact of foreign exchange fluctuations, for 16 million euros, and iii) organic change on a comparable basis, i.e. a decline of 376 million euros in Reported EBITDA.

On a comparable basis, Group Reported EBITDA fell by 6.0% or 376 million euros between the first half of 2013 and the first half of 2014.

The Group’s Reported EBITDA includes:

•

in the first half of 2014, for a total negative amount of 223 million euros:

•

183 million euros in labour expenses, primarily for the i) “Part-Time for Seniors” (PTS) plan in France totaling 83 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012 and ii) the Cap’Orange Offer Reserved for Personnel (ORP) aimed at bolstering employee share ownership of the Group in the amount of 72 million euros (see Note 5 to the consolidated financial statements),

•

a net expense of 333 million euros on various litigation relating notably to a negotiated settlement provided for in the memorandum of understanding signed in March 2014 between Orange and Bouygues Télécom ending a series of litigious and pre-litigious relationships (see Notes 4 and 10 to the consolidated financial statements),

•

a 281 million euro gain on disposal of Orange Dominicana (see Section 2.1.4 Significant events),

•

a 68 million euro gain on disposal of Wirtualna Polska in Poland, and

•

certain restructuring costs and similar items in the amount of 55 million euros; and

•

in the first half of 2013, zero on a historical basis (and a negative amount of 69 million euros on a comparable basis):

•

78 million euros in labour expenses, primarily for the “Part-Time for Seniors” (PTS) plan in France in a total amount of 60 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012,

•

a gain on disposal of 65 million euros (zero on a comparable basis, see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis) relating to the disposal of Orange Austria),

•

a net gain of 13 million euros on various legal disputes, and

•

restructuring costs and similar items in Poland in the amount of 4 million euros on a comparable basis.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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Half-years ended June 30
REPORTED EBITDA & RESTATED EBITDA	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA (a)	5,917	6,293	6,417	(6.0)%	(7.8)%
As % of revenues	30.2%	31.0%	31.1%
Charge in respect of the "Part-time for Seniors" (PTS) plans in France and other labour-related items (2)	(183)	(78)	(78)
Net income (net expense) on various legal disputes	(333)	13	13
Gain on disposal of Orange Dominicana (3)	281	-	-
Gain on disposal of Wirtualna Polska	68	-	-
Gain on disposal of Orange Austria	-	-	65
Restructuring costs and similar items	(55)	(4)	-
Total restated items (b)	(223)	(69)	(0)
Restated EBITDA (a-b)	6,140	6,362	6,417	(3.5)%	(4.3)%
As % of revenues	31.3%	31.3%	31.1%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  including 83 million euros in the first half of 2014 (60 million euros in the first half of 2013) for the “Part-Time for Seniors” (PTS) plan in France following the agreements on the employment of seniors signed in November 2009 and December 2012 and ii) the Cap’Orange Offer Reserved for Personnel (ORP) in the amount of 72 million euros in the first half of 2014 (see Note 5 to the consolidated financial statements).

(3)  See Section 2.1.4 Significant events.

On a comparable basis and after factoring in items restated in the first half of 2013 and the first half of 2014, the Orange Group’s restated EBITDA (see above) fell by 3.5% or 221 million euros between the first half of 2013 and the first half of 2014, owing mainly to:

•

the decline of 3.6% or 733 million euros in revenues, attributable notably to the negative impact of the fall in regulated prices in the amount of 209 million euros;

•

partially offset by a 3.7% or 511 million euro decline in operating expenses (including 347 million euros in France) included in the calculation of restated EBITDA. The reduction in operating expenses included in the calculation of restated EBITDA offsets almost 70% of the decline in revenues (and close to 75% for France), due mainly to:

•

the 7.5% or 245 million euro reduction in commercial expenses and costs of content rights (see Section 2.5.6 Financial glossary), mainly in France, reflecting the control of customer acquisition and retention costs (fewer subsidized commercial actions, rationalization of distribution channels, etc.), and the impact of SIM-only (packages with no mobile handset) deals,

•

the 6.7% or 168 million euro reduction in service fees and inter-operator costs (see Section 2.5.6 Financial glossary), attributable to the favorable impact of the reduction in regulated prices of interconnection fees in the amount of 159 million euros,

•

the 2.9% or 130 million euro decline in labour expenses (see Section 2.5.6 Financial glossary), largely related to the 4% reduction in the average number of employees (full-time equivalents, see Section 2.5.6 Financial glossary), equating to 6,425 fewer employees, mainly in France and in Poland,

•

and, to a lesser extent, the 1.7% or 27 million euro reduction in other external purchases (see Section 2.5.6 Financial glossary), chiefly due to the reduction in overheads, and the 1.0% or 14 million euro reduction in other network expenses and IT expenses (see Section 2.5.6 Financial glossary,

•

partially offset by the 84 million euro increase in operating taxes and levies (see Section 2.5.6 Financial glossary), due to higher tax pressure, especially in Africa, the Middle East and Belgium.

After factoring in items restated in the first half of 2013 and the first half of 2014, the ratio of restated EBITDA (see above) to revenues was 31.3% in the first half of 2014, remaining stable compared with the first half of 2013 on a comparable basis (and improving 0.2 points compared with first half 2013 on a historical basis).

2.2.2   From Group Reported EBITDA to operating income

Half-years ended June 30
	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA	5,917	6,293	6,417	(6.0)%	(7.8)%
Depreciation and amortization	(2,988)	(2,908)	(2,962)	2.8%	0.9%
Impairment of goodwill	(229)	(385)	(385)	(40.5)%	(40.5)%
Impairment of fixed assets	(42)	(3)	(3)	ns	ns
Share of profits (losses) of associates	(18)	(77)	(74)	(76.0)%	(75.2)%
Operating income	2,640	2,920	2,993	(9.6)%	(11.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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In the first half of 2014, the operating income of the Orange Group amounted to 2,640 million euros, down 11.8% on a historical basis and 9.6% on a comparable basis compared with the first half of 2013.

On a historical basis, the drop in the Group's operating income of 11.8% or 353 million euros between the two periods was due to:

•

i) the adverse impact of changes in the scope of consolidation, in the amount of 75 million euros, primarily comprising the net gain on disposal of Orange Austria on January 3, 2013 for 65 million euros, and of Orange Dominicana on April 9, 2014 for 10 million euros, ii) partially offset by the 2 million euro positive impact of exchange fluctuations; and

•

organic change on a comparable basis, i.e. a 280million euro decline in operating income.

On a comparable basis, the decline of 9.6% or 280 million euros in Group operating income between the first half of 2013and the first half of 2014was due primarily to:

•

i) the 376 million euro decline in Reported EBITDA, ii) the 80 million euro increase in depreciation and amortization, mainly in France, reflecting intensified investments in the past few years and the amortization of new 4G telecommunication licenses, and iii) the 39 million euro increase in impairment of property, plant and equipment;

•

partially offset by:

•

the 156 million euro decrease in goodwill impairment relative to Belgium (see Note 6 to the consolidated financial statements), with impairment in the amount of 229 million euros in the first half of 2014 (reflecting the impact on projected cash flows of heightened fiscal pressure and the lower revenues in the Enterprise services segment), compared with impairment in the amount of 385 million euros in the first half of 2013 (reflecting the impact on projected cash flows of short- and medium-term performance in the context of stiffer competition, with a generalized reduction in tariffs by all market operators); and

•

the 59 million euro improvement in the share of profits (losses) of associates, chiefly attributable to the 53 million euro rise in the share of EE's net income between the two periods.

2.2.3   From Group operating income to net income

Half-years ended June 30
	2014	2013
(in millions of euros)		data on a historical basis
Operating income	2,640	2,993
Cost of gross financial debt	(848)	(869)
Gains (losses) on assets contributing to net financial debt	36	29
Foreign exchange gains (losses)	(9)	5
Other net financial expenses	(40)	(34)
Finance costs, net	(861)	(869)
Income tax	(888)	(915)
Consolidated net income after tax	891	1,209
Net income attributable to owners of the parent	744	1,068
Net income attributable to non-controlling interests	147	141

The Orange Group's consolidated net income was 891 million euros in the first half of 2014, compared with 1,209 million euros in the first half of 2013, a decline of 318 million euros.

Between the first half of 2013 and the first half of 2014, the 318 million euro reduction in consolidated net income of the Orange Group was primarily attributable to: the 353 million euro decline in operating income, slightly offset by i) the 27 million euro fall in income tax (see Note 7 to the consolidated financial statements), and ii) the 8 million euro improvement in finance costs, net (see Note 8 to the consolidated financial statements).

Net income attributable to non-controlling interests amounted to 147 million euros in the first half of 2014, compared with 141 million euros in the first half of 2013. After taking into account the net income attributable to non-controlling interests, net income attributable to owners of the parent totaled 744 million euros in the first half of 2014, compared with 1,068 million euros in the first half of 2013, a decline of 324 million euros.

2.2.4   From net income to comprehensive income

The transition from consolidated net income after tax to consolidated comprehensive income is described in the comprehensive income statementin the consolidated financial statements.

The main item explaining the transition from consolidated net income after tax to total comprehensive income for the year is the change in exchange differences on translating foreign operations (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see Note 9.5 to the consolidated financial statements).

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2.2.5   Group capital expenditures

Half-years ended June 30
CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS (2)	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	2,501	2,425	2,455	3.1%	1.9%
Telecommunication licenses	364	28	28	ns	ns
Investments financed through finance leases	43	31	31	39.3%	38.1%
Total Group	2,908	2,484	2,514	17.1%	15.7%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Segment information in the consolidated financial statements.

2.2.5.1

Investments in property, plant and equipment and intangible assets excluding licenses

In the first half of 2014, the Orange Group's CAPEX amounted to 2,501 million euros, up 1.9% on a historical basis and 3.1% on a comparable basis compared with the first half of 2013. The ratio of CAPEX to revenues was 12.8% in the first half of 2014, up 0.9 points compared with the first half of 2013 on a historical basis and 0.8 points on a comparable basis.

On a historical basis, the 1.9% or 46 million euro increase in Group CAPEX between the first half of 2013 and the first half of 2014 includes i) the negative impact of changes in the scope of consolidation and other changes in the amount of 18 million euros, ii) the negative impact of foreign exchange fluctuations for 12 million euros, iii) more than offset by organic change on a comparable basis, i.e. an increase of 76 million euros in CAPEX.

On a comparable basis, the increase of 3.1% or 76 million euros in Group CAPEX between the first half of 2013 and the first half of 2014 was attributable primarily to:

•

the 120million euro increase in network capital expenditures (excluding telecommunication licenses), primarily comprising:

•

the significant increase in investment programs in the field of high-capacity mobile broadband (LTE, up 92 million euros) and high-capacity fixed broadband (FTTH and VDSL, up 62million euros), mainly in France, Spain, Poland and the rest of Europe (Belgium, Romania, Slovakia, see Section 2.1.4 Significant events). In first half of 2014, the rollout of fiber optic in France represented a gross investment of 194 million euros,

•

the increase in investment in mobile access networks in Africa and the Middle East, notably in Egypt, Cameroon and Jordan,

•

partially offset, notably, by lower expenditure for investment in fixed line networks and transmission in Poland, primarily attributable to the end of the broadband network access deployment program in that country in the first half of 2013, pursuant to the provisions of the memorandum of understanding signed with the regulator at the end of 2009;

•

partially offset by the 46 million euro reduction in investments in network real estate, retail outlets and miscellaneous, chiefly due to the recognition in the first half of 2013 of an intangible asset relating to the joint arrangement agreement signed with Deutsche Telecom for the BuyIn joint venture.

2.2.5.2

Acquisitions of telecommunication licenses

Acquisitions of telecommunication licenses totaled 364 million euros in the first half of 2014, mainly comprising i) the capitalization of the fixed share of 2G, 3G and 4G license spectrum fees in Romania in the amount of 156 million euros, ii) the renewal of the 3G license in Poland for 88 million euros, iii) the acquisition for 66 million euro of a 4G license in Slovakia, and iv) 54 million euros to renew the 2G license in Jordan.

Acquisitions of telecommunication licenses totaled 28 million euros in the first half of 2013.

2.2.5.3

Financial investments

In the first half of 2014, financial investments (see Section 2.5.6 Financial glossary and Consolidated statement of cash flows in the consolidated financial statements) stood at 38 million euros.

Financial investments in the first half of 2013 amounted to 75 million euros, primarily for the acquisition of Dailymotion for 59 million euros net of cash acquired (see Section 2.1.4 Significant events).

2.3

ANALYSIS BY OPERATING SEGMENT

The table below shows the main operating data (financial and workforce) for the Orange Group under each operating segment in the first half of 2014, ii) the first half of 2013 on a comparable basis, and iii) the first half of 2013 on a historical basis.

See Segment information in the consolidated financial statements for more details.

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Half-years ended June 30	France	Spain	Poland	Rest of the World	Enterprise	International Carriers & Shared Services	Eliminations	Total Group	Joint venture EE (100%)
(in millions of euros)

2014
Revenues	9,614	1,920	1,456	3,661	3,139	864	(1,062)	19,592	3,792
Reported EBITDA	3,440	461	533	1,405	453	(375)	-	5,917	800
Operating income	2,151	166	166	471	276	(590)	-	2,640	59
CAPEX	1,290	281	183	479	154	114	-	2,501	326
Telecommunication licenses	-	-	88	276	-	-	-	364	-
Average number of employees	71,403	3,807	19,593	25,079	20,784	12,909	-	153,575	nc

2013 - DATA ON A COMPARABLE BASIS (1)
Revenues	10,079	2,021	1,559	3,679	3,225	869	(1,107)	20,325	na
Reported EBITDA	3,624	469	483	1,172	521	24	-	6,293	na
Operating income	2,403	176	110	170	339	(278)	-	2,920	na
CAPEX	1,279	237	203	374	146	186	-	2,425	na
Telecommunication licenses	5	20	-	3	-	-	-	28	na
Average number of employees	74,891	3,835	21,490	25,371	21,171	13,242	-	160,000	na
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2013 - DATA ON A HISTORICAL BASIS
Revenues	10,084	2,021	1,572	3,877	3,297	830	(1,078)	20,603	3,773
Reported EBITDA	3,597	469	487	1,304	514	46	-	6,417	699
Operating income	2,375	176	113	251	331	(253)	-	2,993	(44)
CAPEX	1,277	237	204	398	149	190	-	2,455	347
Telecommunication licenses	5	20	-	3	-	-	-	28	727
Average number of employees	75,114	3,835	21,850	26,188	21,171	13,299	-	161,457	nc

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2.3.1

France

Half-years ended June 30
FRANCE	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	9,614	10,079	10,084	(4.6)%	(4.7)%
Reported EBITDA	3,440	3,624	3,597	(5.1)%	(4.4)%
Reported EBITDA/Revenues	35.8%	36.0%	35.7%
Operating income	2,151	2,403	2,375	(10.5)%	(9.4)%
Operating income/Revenues	22.4%	23.8%	23.6%
CAPEX	1,290	1,279	1,277	0.8%	1.0%
CAPEX/Revenues	13.4%	12.7%	12.7%
Average number of employees	71,403	74,891	75,114	(4.7)%	(4.9)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.1.1

Revenues – France

Revenues in France totaled 9,614 million euros in the first half of 2014, down 4.7% on a historical basis and 4.6% on a comparable basis versus the first half of 2013.

On a historical basis, the 470 million euro decline in revenues in France was attributable to i) organic change on a comparable basis, namely a reduction of 465 million euros, and ii) the unfavorable impact of changes in the scope of consolidation and other changes in the amount of 5 million euros.

On a comparable basis, the 465 million euro decline in revenues in France stems primarily from i) price repositioning for mobile customers in a very competitive environment, ii) downward pressure on traditional telephony revenues, and iii) the impact of European regulations on data transfer prices applied to roaming customers.

Excluding the impact of the fall in regulated prices, revenues in France were down 4.4% between the two periods on a comparable basis.

Mobile services in France

Mobile services revenues totaled 3,878 million euros in the first half of 2014, down 9.6% or 412 million euros from the first half of 2013 on a historical and a comparable basis.

Excluding the impact of the fall in regulated prices, revenues from mobile services declined 8.9% between the two periods.

The growth of the mobile customer base allows the Group to amortize part of the decline due to customer price repositioning as a result of revamping the Sosh, Open and Origami segmented offers as of 2012. Offers, which were reduced and simplified, include more abundance offers and services. Mobile ARPU (See Section 2.5.6 Financial glossary) thus fell 9.2% between June 30, 2013 and June 30, 2014.

The mobile customer base edged up 0.9% in the year to 27.0 million customers as at June 30, 2014. The number of contract customers increased 6.1% to 21.3 million and now accounts for 78.8% of the mobile customer base, compared with 74.9% the previous year. The polarization of the mobile telephony market between entry-level offers and premium offers continues with the rapid growth of on-line Sosh offers (2.2 million customers as at June 30, 2014) and Open quadruple play offers (5.4 million customers as at June 30, 2014). At the same time, prepaid offers (5.7 million customers as at June 30, 2014) declined 14.6% year-on-year.

Fixed-line services in France

Revenues generated by Fixed-line services in France amounted to 5,267 million euros in the first half of 2014, up 0.8% or 40 million euros on both a historicaland a comparable basis, compared with the first half of 2013.

Excluding the impact of the fall in regulated prices, revenues from fixed-line services declined 1.0% between the two periods.

Consumer fixed-line services

Revenues generated by Consumer fixed-line services amounted to 3,328 million euros in the first half of 2014, down 4.4% or 155 million euros on both a historical and a comparable basis, compared with the first half of 2013.

This year-on-year decline was due to the 11.5% fall in the Public Switched Telephone Network (PSTN) business between the two periods, reflecting the downward trend in fixed-line telephony, partially offset by the continued growth in broadband services as VoIP and Internet uses expand.

The 0.7% growth in revenues generated by fixed-line broadband services between the two periods stems from:

•

the 2.0% increase in the fixed-line broadband customer base (198,000 additional customers in the year), bringing the total to 10.2 million customers as at June 30, 2014, driven by the robust performance of our premium Open and Play offers;

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•

the 2.3% year-on-year decline in fixed broadband ARPU (see Section 2.5.6 Financial glossary) as at June 30, 2014, impacted by the growing penetration of Open quadruple-play offers, reflecting the benefit of a portion of the discounted rate. At the same time, the growth of digital TV (5.8 million customers as at June 30, 2014) has gone hand in hand with increased content consumption (VOD, SVOD), offsetting the decline in non-contract VoIP.

Fixed-line Carrier Services

On both a historical and a comparable basis, Carrier Services revenues rose 6.3% (or 115 million euros) to 1,939 million euros in the first half of 2014.

This performance was mainly attributable to the 5.6% year-on-year increase in the number of telephone lines sold to other operators, i.e. 13.5 million lines as at June 30, 2014.

2.3.1.2

Reported EBITDA – France

Reported EBITDA for France was 3,440 million euros in the first half of 2014, down 4.4% on a historical basis and 5.1% on a comparable basis versus the first half of 2013.

On a historical basis, the 157 million euro decline in Reported EBITDA reflects i) the positive 27 million euros impact of changes in the scope of consolidation and other changes and ii) organic change on a comparable basis of 184 million euros in Reported EBITDA.

On a comparable basis, the 184 million euro decline in Reported EBITDA was attributable to the 465 million euros fall in revenues, for the most part offset by the 281 million euro reduction in operating expenses included in Reported EBITDA, primarily due:

•

to optimizations of intervention and customer service processes leading to 188million euros in savings in labour expenses, in outsourcing (call centers, technical operation and maintenance), in IT expenses and in overhead costs;

•

to the 121million euro reduction in commercial expenses and costs of content rights in connection with savings made thanks to, on the one hand, the policy aiming to optimize handset subsidies and commissions paid, and on the other, the development of the unsubsidized market;

•

to the 43 million euro reduction in real estate expense;

•

to the 33million euro reduction in service fees and inter-operator costs, mainly as a result of the positive effect of the fall in regulated prices on interconnection costs;

•

less the 48 million euro charge in the first half of 2014 for the Cap'Orange Offer Reserved for Personnel (ORP) aimed at bolstering employee share ownership (See Note5 to the consolidated financial statements).

2.3.1.3

Operating income – France

Operating income for France was 2,151 million euros in the first half of 2014, down 9.4% on a historical basis and down 10.5% on a comparable basis versus the first half of 2013.

On a historical basis, the 224 million euro decline in operating income includes i) the positive 28 million euro impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. a reduction of 252 million euros in operating income.

On a comparable basis, the 252 million euro fall in operating income was mainly attributable to i) the 184 million euro decline in Reported EBITDA, and ii) the 70 million euro increase in depreciation and amortization, related to higher investments in the past few years and the amortization of new 4G telecommunications licenses.

2.3.1.4

CAPEX – France

In France, CAPEX totaled 1,290 million euros in the first half of 2014, up 1.0% on a historical basis and up 0.8% on a comparable basis versus the first half of 2013.

Between the two periods, the 11 million euro rise on a comparable basis (13 million euros on a historical basis) in CAPEX was due to the increase in investment in high-capacity mobile and fixed broadband networks (4G and fiber optic), see Section 2.1.4 Significant events).

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2.3.1.5

Additional information – France

Half-years ended June 30
FRANCE	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues(2) (3)	9,614	10,079	10,084	(4.6)%	(4.7)%
Mobile services	3,878	4,289	4,289	(9.6)%	(9.6)%
Sales of mobile devices	230	231	231	(0.5)%	(0.5)%
Fixed-line services	5,267	5,307	5,307	(0.8)%	(0.8)%
Consumer fixed-line services	3,328	3,483	3,483	(4.4)%	(4.4)%
Fixed-line Carrier Services	1,939	1,824	1,824	6.3%	6.3%
Other revenues	239	252	257	(4.8)%	(6.7)%
Mobile services
Number of mobile customers (4) (5)	26,956	26,710	26,710	0.9%	0.9%
Number of contract customers	21,254	20,033	20,033	6.1%	6.1%
Number of prepaid customers	5,702	6,677	6,677	(14.6)%	(14.6)%
Mobile ARPU (in euros) (3)	283	311	311	(9.2)%	(9.2)%
Fixed-line services
Consumer fixed-line services
Number of Consumer fixed telephone lines (4) (6)	16,732	17,442	17,442	(4.1)%	(4.1)%
of which, number of naked ADSL accesses	6,445	5,894	5,894	9.4%	9.4%
of which, number of FTTH, satellite and other accesses	415	275	275	51.0%	51.0%
Number of fixed-line broadband customers (4)	10,174	9,975	9,975	2.0%	2.0%
Fixed broadband ARPU (in euros) (3)	33.5	34.3	34.3	(2.3)%	(2.3)%
Fixed-line Carrier Services
Number of Carrier fixed telephone lines (4)	13,509	12,796	12,796	5.6%	5.6%
of which, number of fully unbundled telephone lines	11,204	10,399	10,399	7.7%	7.7%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)  See Section 2.5.6 Financial glossary.

(4)  In thousands. At end of period.

(5)  Excluding customers of mobile virtual network operators (MVNOs).

(6)  This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being counted as one line, ii) lines without low- speed telephone subscriptions (naked ADSL) sold directly by Orange to its consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

2.3.2

Spain

Half-years ended June 30
SPAIN	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,920	2,021	2,021	(5.0)%	(5.0)%
Reported EBITDA	461	469	469	(1.7)%	(1.7)%
Reported EBITDA/Revenues	24.0%	23.2%	23.2%
Operating income	166	176	176	(5.7)%	(5.6)%
Operating income/Revenues	8.6%	8.7%	8.7%
CAPEX	281	237	237	18.5%	18.5%
CAPEX/Revenues	14.6%	11.7%	11.7%
Average number of employees	3,807	3,835	3,835	(0.7)%	(0.7)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.2.1

Revenues – Spain

On a comparable and a historical basis, revenues in Spain fell back 5.0% year-on-year to 1,920 million euros in the first half of 2014.

The 101 million euro decline in revenues in Spain between the two periods results mainly from:

•

the 259 million euro reduction in revenues generated by mobile services, due mainly to falling prices throughout the market, which cancels out the impact of higher customer numbers, and to the adverse effect of the reduction in regulated prices;

•

partially offset by i) the 113.1% or 124 million euro climb in sales of mobile devices, buoyed by sales of mobile handsets with spread payment terms (launched during the second quarter of 2013, coinciding with the introduction of SIM-only mobile deals), and ii) the 37 million euro increase in revenues generated by fixed-line services.

Excluding the impact of the fall in regulated prices, revenues in Spain declined 0.8% between the two periods.

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Mobile services in Spain

Mobile services revenues in Spain totaled 1,226 million euros in the first half of 2014, down 17.4% or 259 million euros from the first half of 2013 on a historical and a comparable basis.

Excluding the impact of the fall in regulated prices, revenues from Mobile services declined 12.4% between the two periods.

Mobile ARPU was down 19.7% between the two periods. This change reflects the continued rapid growth in SIM-only offers and the impact of convergence, with appealing Canguro offers in an environment characterized by stiff competition.

The mobile customer base stood at 12.4 million customers at end-June 2014, up 1.5% compared with June 30, 2013. Offers with contracts totaled 9.1million customers in the year, as of June 30, 2014, up 6.2%, while prepaid offers (3.3 million customers as at June 30, 2014) declined 9.6% year-on-year.

Fixed-line services in Spain

Revenues generated by Fixed-line services amounted to 455 million euros in the first half of 2014, up 8.8% or 37 million euros on both a historicaland a comparable basis, compared with the first half of 2013.

This improvement was driven by the growth in fixed-line broadband service revenues, which were up 13.3% year-on-year. The fixed-line broadband customer base stood at 1.8 million as at June 30, 2014, an increase of 21.1% year-on-year. Convergence offers now account for 75% of the fixed-line broadband customer base.

2.3.2.2

Reported EBITDA – Spain

Reported EBITDA for Spain was 461 million euros in the first half of 2014, down 1.7% or 8 million euros on both a historicaland a comparable basis versus the first half of 2013.

The 8 million euro contraction in Reported EBITDA between the two periods is chiefly attributable to the 101 million euro decline in revenues, partially offset by i) the 59 million euro fall in interconnection charges, reflecting the favorable impact of the reduction in regulated interconnection charges, and ii) the 44 million euro reduction in commercial expenses.

2.3.2.3

Operating income – Spain

Operating income for Spain was down 5.7% or 10 million euros to 166 million euros in the first half of 2014, on both a historicaland a comparable basis versus the first half of 2013.

The 10 million euro reduction in operating income between the two periods was attributable to i) the 8 million euro decline in Reported EBITDA, and ii) the 2 million euro fall in depreciation and amortization.

2.3.2.4

CAPEX – Spain

CAPEX in Spain stood at 281 million euros in the first half of 2014, an increase of 18.5% or 44 million euros on both a historicalbasis and a comparable basis versus the first half of 2013.

The 44 million euro year-on-year rise in CAPEX mainly includes the intensified investment in high speed mobile (4G) and fixed-line broadband networks (joint rollout of fiber optic with Vodafone).

2.3.2.5

Additional information – Spain

Half-years ended June 30
SPAIN	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,920	2,021	2,021	(5.0)%	(5.0)%
Mobile services	1,226	1,485	1,485	(17.4)%	(17.4)%
Sales of mobile devices	234	110	110	113.1%	113.1%
Fixed-line services	455	418	418	8.8%	8.8%
Other revenues	5	8	8	(44.2)%	(44.2)%
Mobile services
Number of mobile customers (4) (5)	12,420	12,238	12,238	1.5%	1.5%
Number of contract customers	9,145	8,614	8,614	6.2%	6.2%
Number of prepaid customers	3,275	3,624	3,624	(9.6)%	(9.6)%
Mobile ARPU (in euros) (3)	200	249	249	(19.7)%	(19.7)%
Fixed-line services
Number of fixed-line broadband customers (4)	1,830	1,512	1,512	21.1%	21.1%
Fixed broadband ARPU (in euros) (3)	30.4	32.9	32.9	(7.6)%	(7.6)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)  See Section 2.5.6 Financial glossary.

(4)  In thousands. At end of period.

(5)  Excluding customers of mobile virtual network operators (MVNOs).

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2.3.3   Poland

Half-years ended June 30
POLAND	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,456	1,559	1,572	(6.7)%	(7.4)%
Reported EBITDA	533	483	487	10.4%	9.5%
Reported EBITDA/Revenues	36.6%	31.0%	31.0%
Operating income	166	110	113	51.0%	47.2%
Operating income/Revenues	11.4%	7.0%	7.2%
CAPEX	183	203	204	(9.4)%	(10.0)%
CAPEX/Revenues	12.6%	13.0%	13.0%
Average number of employees	19,593	21,490	21,850	(8.8)%	(10.3)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.3.1

Revenues – Poland

Revenues in Poland totaled 1,456 million euros in the first half of 2014, down 7.4% on a historical basis and 6.7% on a comparable basis versus the first half of 2013.

On a historical basis, the 116 million euro fall in revenues generated in Poland reflects i) the negative impact of changes in the scope of consolidation and other changes, in the amount of 13 million euros, and ii) the organic change on a comparable basis, i.e. a decline of 103 million euros in revenues.

On a comparable basis, the 103 million euro decline in revenues in Poland was due primarily to the decline of traditional telephony services and stiff competition in the market.

Excluding the impact of the fall in regulated prices, revenues in Poland were down 3.6% between the two periods on a comparable basis.

Mobile services in Poland

Mobile services revenues totaled 693 million euros in the first half of 2014, down 7.3% from the first half of 2013 on a historical and a comparable basis.

On a historical basis, the 54 million euro reduction in Mobile services income reflects the organic change on a comparable basis, i.e. a 55 million euro decline in Mobile services revenue.

On a comparable basis, the 55million euro contraction in Mobile services revenue reflects mainly the effect of the fall in regulated prices.

Excluding the impact of the fall in regulated prices, revenues from Mobile services declined 2.0%, attributable in large part to the reduction in prices for outgoing Voice services.

The mobile customer base increased 3.4% year-on-year to 15.5 million customers as at June 30, 2014.

Fixed-line services in Poland

Revenues generated by Fixed-line services totaled 672 million euros in the first half of 2014, down 8.5% on a historical basis and 8.6% on a comparable basis versus the first half of 2013.

On a historical basis, the 62 million euro decline in revenue generated by Fixed-line services in Poland was mainly due to the organic change on a comparable basis, i.e. a drop of 63 million euros.

On a comparable basis, the 63 million euro decline in Fixed-line services revenues reflects the general downward trend in revenue from narrowband services, down 14.1%.

Excluding the impact of the fall in regulated prices, revenues from Fixed-line services declined 7.5% between the two periods.

The number of VoIP service customers recorded 12.9% growth over the year to 525,000customers as at June 30, 2014. Meanwhile, digital TV customers increased 3.1% between the two periods to 720,000 customers as at June 30, 2014. However, the fixed broadband customer base declined a slight 1.5% in the year to 2.3million customers as at June 30, 2014.

2.3.3.2

Reported EBITDA – Poland

Reported EBITDA for Poland was 533 million euros in the first half of 2014, up 9.5% on a historical basis and 10.4% on a comparable basis versus the first half of 2013.

On a historical basis, the 46 million euro increase in Reported EBITDA reflects i) the negative 4 million euro impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. an increase of 50 million euros in Reported EBITDA.

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On a comparable basis, the 50 million euro rise in Reported EBITDA was attributable primarily to i) the net gain on disposal of Wirtualna Polska in February 2014 for 68 million euros, ii) the 36 million euro reduction in commercial expenses and content costs, ii) the 23 million euro drop in service fees and inter-operator costs due to the favorable effect of the reduction in regulated interconnection charges, and iv) the 30 million euro decline in labour expenses, overheads and real estate expenses, v) partially offset by the 103 million euro fall in revenues.

2.3.3.3

Operating income – Poland

Operating income in Poland stood at 166 million euros in the first half of 2014, rising 47.2% on a historical basis and 51.0% on a comparable basis versus the first half of 2013.

On a historical basis, the 53 million euro increase in operating income includes i) the 3 million euro negative impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. a rise of 56 million euros in operating income.

On a comparable basis, the 56 million euro increase in operating income stems mainly from i) the 50 million euro improvement in Reported EBITDA, and ii), to a lesser extent, the 5 million euro reduction in depreciation and amortization.

2.3.3.4

CAPEX – Poland

CAPEX in Poland totaled 183 million euros in the first half of 2014, down 10.0% on a historical basis and 9.4% on a comparable basis versus the first half of 2013.

On a historical basis, the 21 million euro decline in CAPEX stems primarily from the organic change on a comparable basis, i.e. a contraction of 20 million euros in CAPEX.

On a comparable basis, CAPEX decreased by 20 million euros, mainly due to the end of the broadband network access rollout program in Poland in the first half of 2013, pursuant to the provisions of the memorandum of understanding signed with the regulator at the end of 2009.

2.3.3.5

Additional information – Poland

Half-years ended June 30
POLAND	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,456	1,559	1,572	(6.7)%	(7.4)%
Mobile services	693	748	747	(7.3)%	(7.3)%
Sales of mobile devices	37	18	18	108.5%	108.7%
Fixed-line services	672	735	734	(8.6)%	(8.5)%
Other revenues	54	58	73	(8.5)%	(26.0)%
Mobile services
Number of mobile customers (4) (5)	15,461	14,947	14,947	3.4%	3.4%
Number of contract customers	7,459	6,970	6,970	7.0%	7.0%
Number of prepaid customers	8,002	7,977	7,977	0.3%	0.3%
Mobile ARPU (in zlotys) (3)	393	444	444	(11.5)%	(11.5)%
Fixed-line services
Total number of fixed telephone lines (4)	5,474	6,034	6,010	(9.3)%	(8.9)%
Number of fixed-line broadband customers (4)	2,281	2,317	2,317	(1.5)%	(1.5)%
Fixed broadband ARPU (in zlotys) (3)	60.6	58.6	58.6	3.4%	3.4%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)  See Section 2.5.6 Financial glossary.

(4)  In thousands. At end of period.

(5)  Excluding customers of mobile virtual network operators (MVNOs).

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2.3.4

Rest of the World

Half-years ended June 30
REST OF THE WORLD	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,661	3,679	3,877	(0.5)%	(5.6)%
Reported EBITDA	1,405	1,172	1,304	19.9%	7.8%
Reported EBITDA/Revenues	38.4%	31.8%	33.6%
Operating income	471	170	251	177.2%	87.5%
Operating income/Revenues	12.9%	4.6%	6.5%
CAPEX	479	374	398	28.0%	20.2%
CAPEX/Revenues	13.1%	10.2%	10.3%
Average number of employees	25,079	25,371	26,188	(1.2)%	(4.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.4.1

Revenues – Rest of the World

Revenues for the Rest of the World amounted to 3,661 million euros in first half of 2014, down 5.6% on a historical basis and 0.5% on a comparable basis versus the first half of 2013.

On a historical basis, the decline in Rest of the World revenues of 216 million euros is the result of i) the negative impact of the disposal of Orange Dominicana (see Section 2.1.4 Significant events) in the amount of 110 million euros, ii) the adverse impact of foreign exchange fluctuations, in the amount of 88 million euros, particularly in view of movements in the value of the Egyptian pound, the Moldovan leu and the Dominican peso against the euro, and iii) organic change on a comparable basis, i.e. a fall of 18 million euros in revenues.

On a comparable basis, revenues for the Rest of the Worlddipped 0.5% or 18 million euros between first half 2013 and first half of 2014. Excluding the impact of the fall in regulated prices, revenues increased 1.1% between 2013 and 2014 on a comparable basis.

In Africa and the Middle East, revenue rose by 143 million euros or 7.4% (7.6% stripping out the effect of the fall in regulated prices) between the two periods on a comparable basis. This growth was attributable mainly to the rise in revenues in Mali, Guinea and Ivory Coast (up 50 million euros, 31 million euros and 30 million euros, respectively).

In Europe, revenues were down 162 million euros or 10.1% , (down 7.0% stripping out the effect of the fall in regulated prices) on a comparable basis between the two periods. This negative trend was mainly due to i) a 124 million euro fall in revenue generated in Belgium, attributable primarily to the decline in mobile services (related to the erosion of mobile ARPU and the impact of the reduction in regulated prices), the fall in sales of mobile devices and the decline in fixed-line services (notably as a result of suspending the sale of fixed-line offers in the residential market from May 2013), and ii), to a lesser extent, the fall in revenues in Slovakia (34 million euros), primarily as a result of the reduction in regulated prices.

2.3.4.2

Reported EBITDA – Rest of the World

Reported EBITDA for the Rest of the World was 1,405 million euros in the first half of 2014, up 7.8% on a historical basis and 19.9% on a comparable basis versus the first half of 2013.

On a historical basis, the 101 million euro increase in Reported EBITDA includes i) the negative impact of changes in the scope of consolidation and other changes for 105 million euros, comprising the net gain on disposal of Orange Austria in the amount of 65 million euros, and of Orange Dominicana for 40 million euros, ii) the negative impact of foreign exchange fluctuations, for 27 million euros, and iii) the organic change on a comparable basis, i.e. an increase of 233 million euros in Reported EBITDA.

On a comparable basis, the 233 million euro increase in Reported EBITDA is attributable chiefly to i) the net gain on disposal of Orange Dominicana for 281 million euros (see Section 2.1.4 Significant events), ii) partially offset by the 51 million euro increase in operating taxes and levies (Belgium, Ivory Coast, Egypt, Mali and others).

2.3.4.3

Operating income – Rest of the World

Operating income in the Rest of the World climbed 87.5% to 471million euros in the first half of 2014 on a historical basis and soared 177.2% on a comparable basis versus the first half of 2013.

On a historical basis, the 220 million euro increase in operating income includes i) the negative impact of changes in the scope of consolidation and other changes for 74 million euros, mainly comprising the 65 million euro net gain on disposal of Orange Austria, ii) the negative impact of foreign exchange fluctuations, for 7 million euros, and iii) the organic change on a comparable basis, i.e. an increase of 301 million euros in operating income.

On a comparable basis, the 301 million euro increase in operating income was mainly attributable to i) the 233 million euro increase in Reported EBITDA, ii) the 156 million euro reduction in impairment of goodwill in respect of Belgium (see Note 6 to the consolidated financial statements), (iii) partially offset by the 44 million euro increase in depreciation and amortization and the 38 million increase in impairment of assets.

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2.3.4.4

CAPEX – Rest of the World

In the first half of 2014, the CAPEX in the Rest of the World amounted to 479 million euros, up 20.2% on a historical basis and 28.0% on a comparable basis compared with the first half of 2013.

On a historical basis, the 81 million euro increase in CAPEX includes i) the negative impact of changes in the scope of consolidation and other changes for 14 million euros, ii) the adverse effect of foreign exchange fluctuations in the amount of 10million euros, and iii) the organic change on a comparable basis, i.e. an increase of 105 million euros in CAPEX.

On a comparable basis, the 105 million euro increase in CAPEX was mainly due to i) the rollout of the 4G network in all countries in Europe (except Armenia), ii) investment in mobile access networks in Egypt to handle the growth in data traffic, as well as in Cameroon and Jordan.

2.3.4.5

Additional information – Rest of the World

Half-years ended June 30
REST OF THE WORLD	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,661	3,679	3,877	(0.5)%	(5.6)%
Europe	1,440	1,602	1,612	(10.1)%	(10.7)%
Africa and the Middle East	2,073	1,931	1,995	7.4%	3.9%
Other	159	156	279	1.9%	(43.1)%
Eliminations	(11)	(10)	(9)	15.8%	15.4%
Mobile services
Number of mobile customers (3) (4)	111,594	103,729	107,090	7.6%	4.2%
Number of contract customers	17,463	13,840	16,494	26.2%	5.9%
Number of prepaid customers	94,131	89,889	90,596	4.7%	3.9%
Number of mobile customers (3) (4)	111,594	103,729	107,090	7.6%	4.2%
Europe	19,816	19,668	19,668	0.8%	0.8%
Africa and the Middle East	91,777	84,061	84,036	9.2%	9.2%
Other	-	-	3,386	-	-
Fixed-line services
Total number of fixed telephone lines(3)	1,923	2,021	2,021	(4.8)%	(4.8)%
Europe	681	681	681	(0.1)%	(0.1)%
Africa and the Middle East	1,240	1,336	1,336	(7.1)%	(7.1)%
Other	2	4	4	(37.8)%	(37.8)%
Number of fixed-line broadband customers (3)	1,034	951	951	8.7%	8.7%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. Mainly the effect of the disposal of Orange Dominicana in April 2014 (see Section 2.1.4 Significant events), representing 3.361 million customers as at June 30, 2013.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  Excluding customers of mobile virtual network operators (MVNOs).

2.3.5   Enterprise

Half-years ended June 30
ENTERPRISE	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,139	3,225	3,297	(2.7)%	(4.8)%
Reported EBITDA	453	521	514	(13.1)%	(12.0)%
Reported EBITDA/Revenues	14.4%	16.1%	15.6%
Operating income	276	339	331	(18.3)%	(16.5)%
Operating income/Revenues	8.8%	10.5%	10.0%
CAPEX	154	146	149	5.8%	3.0%
CAPEX/Revenues	4.9%	4.5%	4.5%
Average number of employees	20,784	21,171	21,171	(1.8)%	(1.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.5.1

Revenues – Enterprise

Enterprise revenues totaled 3,139 million euros in the first half of 2014, down 4.8% on a historical basis and 2.7% on a comparable basis versus the first half of 2013.

On a historical basis, the 158 million euro decline in Enterprise revenues reflects i) the negative impact of foreign exchange fluctuations, which totaled 39 million euros, mainly due to changes in the value of the US dollar against the euro, ii) the adverse impact of changes in consolidation scope, amounting to 33 million euros, primarily for the disposal of Etrali Trading Solutions on May 31, 2013 for 32 million euros, and iii) organic change on a comparable basis, i.e. an 86million euro decline in revenues.

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On a comparable basis, the 86 million euro reduction in Enterprise revenues between the first half of 2013 and the first half of 2014 was not as steep as in previous six-month periods. This development reflects firmer prices and a recovery in integration services and IT solutions. However, these factors have not offset the downward trend in legacy services, which constitute a substantial portion of Enterprise revenues.

Voice services

Voice services include legacy voice offerings (PSTN), Voice over Internet Protocol (VoIP) products, audio conferencing services, as well as call center incoming calls.

Revenue generated by voice services totaled 823 million euros in the first half of 2014, down 7.4% from the first half of 2013 on a comparable basis. The downward trend in traditional fixed services (down 9.8%) between the two periods and the decline in customer relations services (also down 9.8%) were only partially offset by the growth in VoIP and services.

Data services

Data services include the legacy data solutions that Orange Business Services continues to offer (Frame Relay, Transrel, leased connections and narrowband), services that have reached a certain degree of maturity, such as IP-VPN and broadband infrastructure products, such as satellite access and fiber optic. Data services also include broadcasting and Business Everywhere roaming offers.

Revenue generated by data services totaled 1,449 million euros in the first half of 2014, down 4.1% from the first half of 2013 on a comparable basis. This activity saw a 0.8% decline in IP-VPN between the two periods. Despite the steady rise in volumes and speeds, there is still downward pressure on IP-VPN prices.

Integration and IT solutions

Integration and IT solutions include unified communication and collaboration services (LAN and telephony, advisory, integration and project management), hosting and infrastructure services (including cloud computing), applications services (customer relations management and other applications services), security services, video conferencing, and sales of equipment related to these products and services.

Revenues generated by Integration and IT solutions amounted to 867 million euros in the first half of 2014, rising 5.0% compared with the first half of 2013 ona comparable basis. This growth level outperformed the market and was mainly due to the ground regained in infrastructure management, driven by key accounts.

2.3.5.2

Reported EBITDA – Enterprise

Reported EBITDA for Enterprise was 453 million euros in the first half of 2014, down 12.0% on a historical basis and 13.1% on a comparable basis versus the first half of 2013.

On a historical basis, the 61 million euro fall in Reported EBITDA stems primarily from i) the positive impact of foreign exchange fluctuations for 8 million euros, and ii) organic change on a comparable basis, i.e. a contraction of 68 million euros in Reported EBITDA.

On a comparable basis, the 68 million euro decline in Reported EBITDA stems mainly from:

•

the 86 million euro contraction in revenues, the 30 million euro increase in restructuring cost and similar items, the 23 million euro rise in labour expenses, especially in services, and the 12 million euro increase in operating taxes and levies;

•

partially offset by i) the 40 million euro reduction in service fees and inter-operator costs related to improved profitability in the international market and the lower business volume for legacy data networks, ii) the 19 million euro fall in overheads, achieved by the tight rein on expenditure, and iii) the 17 million euro reduction in other network expenses and IT expenses.

2.3.5.3

Operating income – Enterprise

Enterprise operating income was 276 million euros in the first half of 2014, down 16.5% on a historical basis and down 18.3% on a comparable basis versus the first half of 2013.

On a historical basis, the 55 million euro fall in operating income includes i) the positive impact of foreign exchange fluctuations for 8 million euros, and ii) organic change on a comparable basis, i.e. a contraction of 63 million euros in operating income.

On a comparable basis, the 63million euro contraction in operating income stems primarily from the 68 million euro decline in Reported EBITDA.

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2.3.5.4

CAPEX – Enterprise

On a historical basis, Enterprise CAPEX rose 3.0% or 5 million euros to 154 million euros in the first half of 2014 versus the first half of 2013. The increase on a comparable basis was 5.8% or 8 million euros, as investments were aligned with business activity.

2.3.5.5

Additional information – Enterprise

Half-years ended June 30
ENTERPRISE	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,139	3,225	3,297	(2.7)%	(4.8)%
Voice services	823	889	895	(7.4)%	(8.0)%
Data services	1,449	1,510	1,528	(4.1)%	(5.2)%
Integration and IT solutions	867	826	874	5.0%	(0.8)%
Number of business telephone lines in France (3)	3,255	3,516	3,516	(7.4)%	(7.4)%
Number of IP-VPN accesses worldwide (4)	341	339	327	0.7%	4.2%
o/w number of IP-VPN accesses in France (4)	292	290	283	0.8%	3.1%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)  In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)  In thousands. At end of period. Access of customers outside the Orange Group, not including the carriers' market

2.3.6   International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2014	2013	2013	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	864	869	830	(0.5)%	4.0%
Reported EBITDA	(375)	24	46	na	na
Reported EBITDA/Revenues	(43.4)%	2.7%	5.5%
Operating income	(590)	(278)	(253)	(113.6)%	(133.7)%
Operating income/Revenues	(68.3)%	(31.8)%	(30.4)%
CAPEX	114	186	190	(39.0)%	(39.5)%
CAPEX/Revenues	13.2%	21.5%	22.7%
Average number of employees	12,909	13,242	13,299	(2.5)%	(2.9)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.6.1

Revenues – International Carriers & Shared Services

In the first half of 2014, IC & SS revenues totaled 864 million euros, including 590 million euros in non-Group revenues, up 4.0% on a historical basis but down 0.5% on a comparable basis, compared with the first half of 2013.

On a historical basis, the 4.0% or 34million euro year-on-year increase in International Carriers & Shared Services revenues stemmed from i) the positive impact of changes in the scope of consolidation and other changes, for 39million euros, ii) partially offset by organic change on a comparable basis, i.e. a reduction of 5 million euros in revenues.

On a comparable basis, revenues for International Carriers & Shared Services dipped by 5 million euros between the two periods.

2.3.6.2

Reported EBITDA – International Carriers & Shared Services

International Carriers & Shared Services Reported EBITDA amounted to negative 375 million euros in first half of 2014, compared with a positive result of 46 million euros on a historical basis and a positive result of 24 million euros on a comparable basis in the first half of 2013.

On a historical basis, the 421 million euros year-on-year erosion in Reported EBITDA for International Carriers & Shared Services reflects i) the adverse impact of changes in the scope of consolidation and other changes in the amount of 24million euros, partially offset by the negative impact of foreign exchange fluctuations in the amount of 2 million euros, and ii) organic change on a comparable basis, representing a fall of 399 million euros in Reported EBITDA.

On a comparable basis, the 399 million euro decline in Reported EBITDA for International Carriers & Shared Servicescompared with the first half of 2013 stems chiefly from:

•

the recognition in the first half of 2014 of the negotiated settlementprovided for under the terms of the memorandum of understanding signed between Orange and Bouygues Télécom in March 2014 ending a series of litigious and pre-litigious relationships (see Notes 4 and 10 to the consolidated financial statements);

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•

the reduction in the cost of shared services passed on to subsidiaries through a reduction in rebilling; and

•

the reduction in management and brand fees , in line with subsidiaries' lower revenues.

2.3.6.3

Operating income – International Carriers & Shared Services

International Carriers & Shared Servicesoperating income amounted to a negative 590 million euros in the first half of 2014, a decline of 337million euros on a historical basis and of 312million euros on a comparable basis, compared with the first half of 2013.

On a historical basis, the 337million euro decline in operating income stems fromi) the negative 25million euro impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. a reduction of 312million euros in operating income.

On a comparable basis, the 312million euro fall in operating income is mainly due to the 399million euro decline in Reported EBITDA, partially offset byi) the 69 million euro improvement in the share of profits (losses) of associates and joint ventures, reflecting, in particular, the 53 million euro improvement in the share of EE’s income between the two periods, and ii) the 20 million euro reduction in depreciation and amortization.

2.3.6.4

CAPEX – International Carriers & Shared Services

At 114 million euros in the first half of 2014, CAPEX for International Carriers & Shared Services was down 39.5% on a historical basis and 39.0% on a comparable basis, compared with the first half of 2013.

On a comparable basis, the 72million euro decrease in CAPEX reflects the recognition in the first half of 2013 of an intangible asset in respect of the Buyin joint venture agreement signed with Deutsche Telekom.

2.3.6.5

Additional information – International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2014	2013	2013	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	864	869	830	(0.5)%	4.0%
International Carriers	722	733	694	(1.4)%	4.0%
Shared Services	142	136	136	4.1%	4.3%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

2.3.7   Additional information on EE activities

Owned 50/50 by Orange and Deutsche Telekom, the EE joint venture is recognized using the equity method. The share of profits (losses) of associates of EE in the United Kingdom is recognized in the International Carriers & Shared Services (IC & SS) operating segment.

The data presented below is fully-consolidated EE data in pounds sterling.

Half-years ended June 30
EE	2014	2013	2013	Chg. (%)	Chg. (%)
(100% and in millions of pounds sterling)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues	3,114	3,211	3,211	(3.0)%	(3.0)%
Reported EBITDA	657	607	595	8.2%	10.4%
Reported EBITDA/Revenues	21.1%	18.9%	18.5%
CAPEX (1)	268	317	295	(15.5)%	(9.2)%
CAPEX/Revenues	8.6%	9.9%	9.2%
(1) Including investments financed through finance leases.

In the first half of 2014, EE paid out 392 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

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Half-years ended June 30
EE	2014	2013	2013	Chg. (%)	Chg. (%)
(100%)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues (1)	3,114	3,211	3,211	(3.0)%	(3.0)%
Revenues from mobile services (1)	2,793	2,843	2,843	(1.8)%	(1.8)%
Mobile services
Number of mobile customers (2) (3)	24,539	25,287	25,287	(3.0)%	(3.0)%
Number of contract customers	14,638	13,976	13,976	4.7%	4.7%
Number of prepaid customers	9,901	11,312	11,312	(12.5)%	(12.5)%
Monthly mobile ARPU in the second quarter (in pounds sterling)	18.9	18.4	18.4	2.7%	2.7%
Fixed-line services
Number of fixed-line customers (2)	777	709	709	9.6%	9.6%
(1) In millions of pounds sterling. (2) In thousands. At end of period. (3) Excluding machine-to-machine customers.

2.4   CASH AND FINANCIAL DEBT

2.4.1   Liquidity and cash flows

Half-years ended June 30
SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1)	2014	2013
(in millions of euros)		data on a historical basis
Net cash provided by operating activities	3,930	4,178
Net cash used in investing activities	(2,336)	(3,245)
Net cash used in financing activities	(1,582)	(3,420)
Net change in cash and cash equivalents	12	(2,487)
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	(1)	(39)
Cash and cash equivalents - opening balance	5,934	8,321
Cash and cash equivalents - closing balance	5,945	5,795
(1) For more details, see the Consolidated statement of cash flows in the consolidated financial statements.

2.4.2   Financial debt

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.4.3 Financial risks of the 2013 Registration Document.

The Orange Group's net financial debt (see Section 2.5.6 Financial glossary and Note 8 to the consolidated financial statements) was 27,419 million euros at June 30, 2014 compared with 30,726 million euros at December 31, 2013, a fall of 3,307 million euros attributable chiefly to the issuance in February 2014 of 2.8 billion euros of perpetual subordinated bonds (instruments recognized in equity).

Financial debt indicators

Periods ended
FINANCIAL DEBT	Jun. 30, 2014	Dec. 31, 2013	Jun. 30, 2013
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt	27,419	30,726	29,610
Average maturity of net financial debt(1)	10 years	9 years	9 years
Average gross financial debt outstanding over the period (2)	35,683	36,209	35,798
Weighted average cost of bond portfolio(3)	4.77%	4.83%	4.93%

(1)  Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)  Source: Bloomberg.

The restated ratio of net financial debt to EBITDA is calculated by dividing: i) net financial debt including 50% of the net financial debt of the EE joint venture in the UK; by ii) restated EBITDA calculated over the 12 preceding months, including 50% of the Reported EBITDA of the EE joint venture in the UK (see Section 2.5.5 Financial aggregates not defined by IFRS).

The restated ratio of net financial debt to EBITDA stood at 2.17 at June 30, 2014.

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Periods ended
	Jun. 30, 2014	Dec. 31, 2013	Jun. 30, 2013
(in millions of euros)		data on a historical basis	data on a historical basis
Restated ratio of net financial debt to EBITDA	2.17	2.37	2.21

Change in net financial debt

CHANGE IN NET FINANCIAL DEBT
(in millions of euros)
Net financial debt at December 31, 2013	30,726
Reported EBITDA	(5,917)
CAPEX	2,501
Decrease (increase) in amounts due to CAPEX suppliers	428
Telecommunication licenses paid	117
Proceeds from sales of property, plant and intangible assets	(21)
Increase (decrease) in working capital requirement(1)	629
Interest paid and interest rates effects on derivatives, net (net of dividends received)	795
Income tax paid	408
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	(900)
Proceeds from treasury shares	(53)
Effect of issuance of perpetual subordinated bonds (net of premiums and issue costs) (2)	(2,745)
Dividends paid to owners of the parent company (3)	1,317
Dividends paid to non-controlling interests	202
Other items(4)	(68)
Net financial debt at June 30, 2014	27,419

(1)  See Section 2.5.6 Financial glossary.

(2)  Instruments recognized in equity (see Note 9 to the consolidated financial statements and the Consolidated statement of cash flows in the consolidated financial statements).

(3)  Balance of the dividend of 0.50 euro per share in respect of 2013 (see Note 9 to the consolidated financial statements).

(4)  Including elimination of non-monetary effects included in Reported EBITDA.

Management of net financial debt

In the first half of 2014, Orange took advantage of its strong creditworthiness and the favorable market environment to maintain a strong liquidity position and optimize the maturity and cost of its financial debt.

In February 2014, the Group issued 2.8billion euros in perpetual subordinated bonds with a view to strengthening its balance sheet, at a cost of 4.9% per year, which is in line with the average cost of its senior debt. In addition, as part of its active approach to managing its balance sheet, the Group completed a bond issue in the amount of 1.6 billion dollars in January 2014, the proceeds of which were used primarily to fund the early redemption of the balance of a 1.215 billion dollar bond maturing in July 2014 (see Note 8 to the consolidated financial statements).

The main debt issues and redemptions as well as the main changes in credit lines in the first half of 2014 are described in Note 8 to the consolidated financial statements.

At June 30, 2014 the Group's cash and cash equivalents stood at 5,945 million euros (see Note 8 to the consolidated financial statements).

2.5

ADDITIONAL INFORMATION

2.5.1

Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

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Group

The table below presents, for the Orange Group, the transition from data on a historical basis to data on a comparable basis for the first half of 2013, for the main operating data.

Half-year ended June 30, 2013
FIRST HALF YEAR 2013 / GROUP	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
Data on a historical basis	20,603	6,417	2,993	2,455	161,457
Foreign exchange fluctuations (1)	(124)	(16)	2	(12)	-
Egyptian pound (EGP)	(40)	(10)	2	(5)	-
USdollar (USD)	(25)	(6)	(5)	(2)	-
Dominican peso (DOP)	(10)	(3)	(3)	(1)	-
Moldovan leu (MDL)	(9)	(5)	(3)	-	-
Jordanian dinar (JOD)	(8)	(2)	(1)	(1)	-
Other	(32)	10	12	(3)	-
Changes in the scope of consolidation and other changes	(154)	(108)	(75)	(18)	(1,457)
Changes in scope of consolidation	(154)	(114)	(81)	(18)	(1,457)
Disposal of Orange Dominicana	(107)	(41)	(10)	(15)	(702)
Disposal of Etrali Trading Solutions	(31)	(5)	(2)	(1)	(357)
Disposal of Wirtualna Polska	(13)	(5)	(3)	(1)	(272)
Result of disposal of Orange Austria	-	(65)	(65)	-	-
Other	(3)	2	(1)	(1)	(126)
Other changes	-	6	6	-	-
Data on a comparable basis	20,325	6,293	2,920	2,425	160,000
(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2013 and the average exchange rates for the first half of 2014.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2013 primarily include:

•

changes in the scope of consolidation (see Note 2 to the consolidated financial statements), chiefly:

•

the impact of the disposal of Orange Dominicana (Rest of the World reportable segment) on April 9, 2014 (see Section 2.1.4 Significant events), effective April 1, 2013 in the data on a comparable basis,

•

the impact of the disposal of Etrali Trading Solutions (Enterprise operating segment) on May 31 2013, effective January 1, 2013, in the data on a comparable basis,

•

the impact of the disposal of Wirtualna Polska (Poland operating segment) on February 13, 2014, effective February 1, 2013, in the data on a comparable basis, and

•

the disposal of Orange Austria (International Carriers and Shared Services operating segment) on January 3, 2013, effective January 1, 2013, in the data on a comparable basis. As a result, the gain on disposal of Orange Austria has been eliminated in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the first half of 2013 and the average exchange rates for the first half of 2014.

Consolidated operating segments

The table below presents, for each Orange Group consolidated operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2013, for the main operating data.

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Half-year ended June 30, 2013
FIRST HALF YEAR 2013 / OPERATING SEGMENTS	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
France
Data on a historical basis	10,084	3,597	2,375	1,277	75,114
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(5)	27	28	2	(223)
Data on a comparable basis	10,079	3,624	2,403	1,279	74,891
Spain
Data on a historical basis	2,021	469	176	237	3,835
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Data on a comparable basis	2,021	469	176	237	3,835
Poland
Data on a historical basis	1,572	487	113	204	21,850
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(13)	(4)	(3)	(1)	(360)
Disposal of Wirtualna Polska	(13)	(4)	(3)	(1)	(272)
Other changes (2)	-	-	-	-	(88)
Data on a comparable basis	1,559	483	110	203	21,490
Rest of the World
Data on a historical basis	3,877	1,304	251	398	26,188
Foreign exchange fluctuations (1)	(88)	(27)	(7)	(10)	-
Changes in the scope of consolidation and other changes	(110)	(105)	(74)	(14)	(817)
Disposal of Orange Dominicana	(110)	(40)	(9)	(14)	(702)
Gain on disposal of Orange Austria	-	(65)	(65)	-	-
Other changes (2)	-	-	-	-	(115)
Data on a comparable basis	3,679	1,172	170	374	25,371
Enterprise
Data on a historical basis	3,297	514	331	149	21,171
Foreign exchange fluctuations (1)	(39)	8	8	(3)	-
Changes in the scope of consolidation and other changes	(33)	(1)	-	-	-
Disposal of Etrali Trading Solutions	(32)	(5)	(2)	(1)	(357)
Other changes (2)	(1)	4	2	1	357
Data on a comparable basis	3,225	521	339	146	21,171
International Carriers & Shared Services
Data on a historical basis	830	46	(253)	190	13,299
Foreign exchange fluctuations (1)	-	2	-	-	-
Changes in the scope of consolidation and other changes	39	(24)	(25)	(4)	(57)
Data on a comparable basis	869	24	(278)	186	13,242

(1)  Foreign exchange fluctuations between the average exchange rates for the first half of 2013 and the average exchange rates for the first half of 2014.

(2)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

2.5.2

Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2014 affecting off-balance sheet litigation and contractual obligations are described in Note 10 to the consolidated financial statements.

2.5.3

Related party transactions

During the first half of 2014, no operation materially influenced the amounts of related party transactions published as at December 31, 2013 (see Note 11 to the consolidated financial statements).

2.5.4

Subsequent Events

The main events occurring after June 30, 2014 are described in Note 12 to the consolidated financial statements.

2.5.5

Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

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Reported EBITDA and restated EBITDA

Reported EBITDA

Reported EBITDA represents operating income before depreciation and amortization, impairment of goodwill and fixed assets, and the share of profits (losses) of associates and joint ventures.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy; and iii) assess the performance of the Group Executive Management. Orange’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows Orange to compare its profits / losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income after tax as presented in the Consolidated income statement is shown below.

Half-years ended June 30
	2014	2013
(in millions of euros)		data on a historical basis
Revenues	19,592	20,603
External purchases	(8,329)	(8,936)
Other operating income	348	379
Other operating expense	(519)	(208)
Labour expenses	(4,567)	(4,650)
Operating taxes and levies	(922)	(844)
Gains (losses) on disposal	375	94
Restructuring cost and similar items	(61)	(21)
Reported EBITDA	5,917	6,417
Depreciation and amortization	(2,988)	(2,962)
Impairment of goodwill	(229)	(385)
Impairment of fixed assets	(42)	(3)
Share of profits (losses) of associates	(18)	(74)
Operating income	2,640	2,993
Finance costs, net	(861)	(869)
Income tax	(888)	(915)
Consolidated net income after tax	891	1,209
Net income attributable to owners of the parent	744	1,068
Net income attributable to non-controlling interests	147	141

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

•

in the first half of 2014, in a total negative amount of 223 million euros:

•

183 million euros in labour expenses, primarily for the i) “Part-Time for Seniors” (PTS) plan in France totaling 83 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012 and ii) the Cap’Orange Offer Reserved for Personnel (ORP) aimed at bolstering employee share ownership of the Group in the amount of 72 million euros (see Note 5 to the consolidated financial statements),

•

a net expense of 333 million euros on various litigation relating notably to anegotiated settlement provided in the Memorandum of Understanding signed in March 2014 between Orange and Bouygues Telecom ending a series of litigious and pre-litigious relationships (see Notes 4 and 10 to the consolidated financial statements),

•

a 281 million euro gain on disposal of Orange Dominicana (see Section 2.1.4 Significant events),

•

a 68 million euro gain on disposal of Wirtualna Polska in Poland, and

•

certain restructuring costs and similar items in the amount of 55 million euros; and

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•

in the first half of 2013, in a total amount of zero (positive and negative items fully offsetting each other) on a historical basis:

•

78 million euros in labour expenses, primarily for the “Part-Time for Seniors” (PTS) plan in France in a total amount of 60 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012,

•

a 65 million euro gain on disposal of Orange Austria, and

•

a net gain of 13 million euros on various legal disputes.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Half-years ended June 30
	2014	2013
(in millions of euros)		data on a historical basis
Reported EBITDA (a)	5,917	6,417
Charge in respect of the "Part-time for Seniors" (PTS) plans in France and other labour expenses	(183)	(78)
Net income (net expense) on various legal disputes	(333)	13
Gain on disposal of Orange Dominicana	281	-
Gain on disposal of Wirtualna Polska	68	-
Gain on disposal of Orange Austria	-	65
Restructuring costs and similar items	(55)	-
Total restated items (b)	(223)	(0)
Restated EBITDA (a-b)	6,140	6,417

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases, hereinafter referred to as “CAPEX,” represent acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses as presented in the Consolidated statement of cash flows (capital expenditures on tangible and intangible assets financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i)acquisitions of property, plant and equipment and intangible assets as presented in the Consolidated statement of cash flows, and ii)capital expenditures on tangible and intangible assets as presented in Segment Information in the consolidated financial statements.

Half-years ended June 30
	2014	2013
(in millions of euros)		data on a historical basis
CAPEX	(2,501)	(2,455)
Telecommunication licenses	(364)	(28)
Acquisitions of property, plant & equipment and intangible assets	(2,865)	(2,483)
Investments financed through finance leases	(43)	(31)
Investments in property, plant and equipment and intangible assets	(2,908)	(2,514)

The management of the Orange Group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allows investors to follow investment expenditure linked to Orange’s business activities. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by Orange, may not be comparable to similarly titled indicators used by other companies.

Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is a ratio commonly used by companies in the telecommunications sector to measure their ability to repay their debt, and more broadly to measure their financial strength.

The restated ratio of net financial debt to EBITDA is calculated as follows:

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net financial debt (see Section 2.5.6 Financial glossary and Note 8 to the consolidated financial statements) including 50% of net financial debt of the EE joint venture in the United Kingdom;

•

to restated EBITDA (see restated EBITDA above) calculated over the 12 preceding months and including 50% of the Reported EBITDA of the EE joint venture in the United Kingdom (see Segment information in the consolidated financial statements).

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Interim management report for the first half of 2014 2

Since the creation of the EE joint venture on April 1, 2010, Orange’s consolidated financial statements no longer include the Group’s activities in the United Kingdom within Reported EBITDA (previously relating to Orange in the United Kingdom, and now corresponding to the stake owned in EE) in the same manner as if these operations had been disposed of.

However, the creation of the EE joint venture did not involve any cash consideration that would have been received as part of a disposal and that would have reduced Group net financial debt accordingly.

Thus, in light of the manner in which the joint venture was created, as described above, Orange’s management believes that including 50% of the EE joint venture in the calculation of the restated ratio of net financial debt to EBITDA better reflects the Group’s economic substance as regards the presentation of this ratio.

Periods ended
		Jun. 30, 2014 (1)	Dec. 31, 2013	Jun. 30, 2013 (1)
(in millions of euros)			data on a historical basis	data on a historical basis
Group's net financial debt		27,419	30,726	29,610
EE’s net financial debt (50%)		1,262	1,058	1,116
Net financial debt including 50% of EE	(A)	28,681	31,784	30,726
Group's Reported EBITDA		11,735	12,235	12,092
EE’s Reported EBITDA (50%)		824	773	683
Reported EBITDA including 50% of EE	(b)	12,559	13,008	12,775
Charge in respect of the "Part-time for Seniors" (PTS) plans in France and other labour expenses		(261)	(156)	(1,166)
Net income (net expense) on various legal disputes		(379)	(33)	(4)
Gain on disposal of Orange Dominicana		281	-	-
Gain on disposal of Wirtualna Polska		68	-	-
Gain on disposal of Orange Austria		9	73	65
Restructuring costs and similar items		(354)	(299)	-
Total restated items	(c)	(637)	(414)	(1,106)
Restated EBITDA including 50% of EE	(b-c = D)	13,195	13,422	13,881
Restated ratio of net financial debt to EBITDA	(A)/(D)	2.17	2.37	2.21
(1) EBITDA and restated items calculated over the 12 preceding months in data on a historical basis.

2.5.6

Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.5 Financial aggregates not defined by IFRS and Segmentinformationin the consolidated financial statements).

Capital expenditures on tangible and intangibleassets: see CAPEX.

Change in working capital requirement: i) change in gross inventories, plus ii) change in gross trade receivables; plus iii) change in trade payables (excluding fixed asset trade payables); plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

External data: data after elimination of internal flows between the scopes taken into consideration.

External purchases: external purchases include:

•

commercial expenses and costs of content rights: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•

service fees and inter-operator costs: network expenses and interconnection fees;

•

other network expenses and IT expenses: outsourcing fees relating to technical operation and maintenance and IT expenses; and

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Interim management report for the first half of 2014 2

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other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control.

Fixed broadband ARPU: average monthly revenues per Consumer broadband access (ADSL, FTTH, Satellite and Wimax) are calculated by dividing the revenues from Consumer broadband services over the last 12 months, by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed broadband ARPU is expressed in monthly revenues per access.

Fixed-lineservices: see Revenues.

Labour expenses: wages and expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

MobileARPU: the annual Average Revenues Per User (ARPU) for the mobile sector are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access charges, added value services and international roaming generated over the last 12 months, by ii) the weighted average number of customers (excluding Machine to Machine (M2M) customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The mobile ARPU is expressed in annual revenues per customer.

MobileAUPU: the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators (MVNO) by the weighted average number of customers over the same period. The mobile AUPU is expressed, in minutes, in monthly usage per customer.

Mobile services: see Revenues.

Net financial debt: Net financial debt as defined and used by Orange (see Note 8 to the consolidated financial statements) is (A) financial liabilities excluding operating payables (translated at the closing exchange rate), less (B): i) all derivative instruments carried in assets; ii) cash collateral paid on derivative instruments; iii) some deposits related to financing; iv) cash, cash equivalents and financial assets at fair value; and v) the loan granted by the Group to the joint venture EE. Derivatives qualifying as cash flow hedges and net investment hedges are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). Thus, the "effective portion of cash flow hedges" and the “effective portion of net investment hedges” (C) are added to net financial debt to offset this temporary difference.

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: Other operating income and expense comprise:

•

other operating income: other income including late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to certain unconsolidated entities; and

•

other operating expense: other expense including allowances and losses on trade receivables, universal service charges and the effects of litigations.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Section 2.5.5 Financial aggregates not defined by IFRS and Segment Information in the consolidated financial statements).

Restated EBITDA – CAPEX: indicator i) of operating income before depreciation and amortization, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures; ii) less non-recurring items (restated EBITDA, see Section 2.5.5 Financial aggregates not defined by IFRS); and iii) less capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed by finance leases (CAPEX, see Section 2.5.5 Financial aggregates not defined by IFRS).

Restated EBITDA: i)operating income before depreciation and amortization, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures, ii) less non-recurring items (see Section 2.5.5 Financial aggregates not defined by IFRS).

Revenues: revenues include:

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Interim management report for the first half of 2014 2

•

mobile services:mobile services include revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine (M2M), roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

•

sales of mobile devices: subsidized and unsubsidized sales of mobile devices, excluding sales of accessories;

•

fixed-line services: revenues from fixed-line services include the revenues from traditional fixed-line telephony, fixed-line broadband services, business solutions and networks (except for the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment) and carrier services (national and international interconnection, unbundling and wholesale of telephone lines);

•

other revenues sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Sales of mobile devices: see Revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes taken into consideration.

Wages and employee benefitexpenses: see Labour expenses.

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.

3.   Statement by the person responsible

I certify that based on my knowledge, the first half 2014 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 31, 2014

Chief Executive Officer Delegate

Gervais Pellissier

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 62

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4.   Statutory auditors' report on the first half-year financial information for 2014

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meetingand in accordance with the requirements of article L. 451-1-2 III of the French monetary and financial code ("Code monétaire et financier"), we hereby report to you on:

•

the review of the accompanying condensed half-yearly consolidated financial statements of Orange, for the period from January 1 to June 30, 2014,

•

the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the board of directors. Our role is to express a conclusion on these financial statements based on our review.

1.

CONCLUSION ON THE FINANCIAL STATEMENTS

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying our conclusion, we draw your attention to Note 1.3 “New standards and interpretations” to the half-yearly consolidated financial statements describing the particular methods used by Orange for the early application of IFRIC 21 – Levies and the fact that the Interpretations Committee IFRS (IFRS IC) was seized by Orange regarding the counterpart to the liability accounted for in accordance with IFRIC 21 relating to the levies based on the services production asset.

2.

SPECIFIC VERIFICATION

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, July 29, 2014

The statutory auditors
French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Pascal Colin	Charles-Emmanuel Chosson

FIRST HALF 2014 FINANCIAL REPORT / ORANGE 63

ORANGE

Date: July 31, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations